As filed with the Securities and Exchange Commission on June 28,  2011.     Registration No. 333-174864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

AMENDMENT No. 1
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ELECTRONIC CONTROL SECURITY INC,
(Exact name of Registrants specified in its charter)

New Jersey	7381	22-2138196
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number)	Number)

790 Bloomfield Avenue, Building C, Suite 1
Clifton, New Jersey 07012
(Address of principal executive offices)
(973) 574-8555
Registrant’s telephone number, including area code:

Copies of all correspondence to:
David Aboudi, Esq.
Aboudi & Brounstein
3 Gavish Street
Kfar Saba, 44641, Israel
+972-9-764-4833

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this Form is post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration state3ment number of the earlier effective Registration Statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company’ in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Common Stock offered by Selling Stockholders	4,536,863	$0.22	$998,109.86	$116.10	(4)

(1) The 4,536,863 shares of our common stock to be registered includes (i) 2,000,000 shares of our common stock (the “Put Shares”) that we may put to Auctus Private Equity Fund, LLC, (“Auctus”) pursuant to a drawdown equity financing agreement (the “Drawdown Equity Financing Agreement”) between the selling security holder and the Company effective on February 8, 2011 and (ii) 2,536,863 shares that were issued to offices and directors of the Company for services rendered. In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2) Estimated in accordance with Rule 457(c) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on the average of the high and low sales price as reported by the OTCBB on June 9, 2011.

(3) The registration fee for securities to be offered to the public is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(4) Previously Paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION AND AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION INDER THE SECURITIES LAWS OF ANY SUCH STATE.

SUBJECT TO COMPLETION, DATED ________, 2011.

4,536,863  Shares of Common Stock

ELECTRONIC CONTROL SECURITY INC.

This prospectus relates to the resale of up to 4,536,863 shares of our common stock, par value $0.001 per share, by the selling security holders (the “Selling Security Holders”), including (i) 2,000,000 Put Shares that we  may put to Auctus pursuant to the Drawdown Equity Financing Agreement; (ii) 2,536,863 shares that we issued to officers and directors of the Company for services rendered.

The Drawdown Equity Financing Agreement with Auctus provides that Auctus is committed to purchase up to $10,000,000 of our common stock. We may draw on the facility from time to time, as and when we determine appropriate in accordance with the terms and conditions of the Drawdown Equity Financing Agreement.

Auctus will purchase Put Shares at ninety-six percent (96%) of the lowest closing volume weighted average price (VWAP) (the “Bid Price”) during the five (5) trading day period (the “Pricing Period”) commencing the date a put notice (the “Put Notice”) is delivered to Auctus (the “Put Date”) in a manner provided by the Drawdown Equity Financing Agreement.

This offering and the drawdown facility with Auctus will terminate sixty (60) months after the registration statement to which this prospectus is made a part is declared effective by the SEC.
We will not receive any proceeds from the sale of the shares of common stock offered by the Selling Security Holders.  However, we will receive proceeds from the sale of our Put Shares under the Drawdown Equity Financing Agreement. The proceeds will be used for working capital or general corporate purposes. We will bear all costs associated with this registration.

There are no underwriting agreements.

We have agreed to pay all the costs and expenses of this registration.

Our common stock is quoted on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “EKCS.” The last reported sale price of our shares of our common stock, as reported by the OTC Bulletin Board, on June 27, 2011, was $0.18 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PLEASE REFER TO “RISK FACTORS” BEGINNING ON PAGE __.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this preliminary prospectus is _________, 2011

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	4
PROSPECTUS SUMMARY	4
RISK FACTORS	7
FORWARD LOOKING STATEMENTS	16
USE OF PROCEEDS	16
DETERMINATION OF OFFERING PRICE	17
DILUTION	17
SELLING STOCKHOLDERS	17
PLAN OF DISTRIBUTION	20
DESCRIPTION OF SECURITIES	22
MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	26
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	27
DESCRIPTION OF BUSINESS	31
DESCRIPTION OF PROPERTY	42
LEGAL PROCEEDINGS	42
MANAGEMENT	42
EXECUTIVE COMPENSATION	45
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	47
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	48
LEGAL MATTERS	50
EXPERTS	50
DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	50
WHERE YOU CAN FIND MORE INFORMATION	50
FINANCIAL STATEMENTS	52

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information provided in this Prospectus or incorporated by reference in this Prospectus. We have not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, SRC, or the shares of common stock offered hereby that is different from the information included in this Prospectus.

We have not authorized anyone to provide information different from that contained in this Prospectus. Neither the delivery of this Prospectus nor any sale made in connection with this Prospectus shall, under any circumstances, create any implication that there has been no change in our business since the date of this Prospectus or that the information contained by reference to this Prospectus is correct as of any time after its date. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of our common stock. This Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where such offer or sale is not permitted. In this Prospectus, references to “ECSI,”, “the Company”, “we,” “us” and “our” refer to Electronic Control Securities Inc., a New Jersey corporation, together with its subsidiaries.

SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and the notes to the financial statements included in this prospectus.

General

Electronic Control Security Inc. is engaged in the design, develop, manufacture and marketing of technology-based integrated entry control and perimeter security solutions. We also perform support services consisting of risk assessment and vulnerability studies to ascertain a client's security requirements in developing a comprehensive risk management and mitigation program as well as product design and engineering services in support of the systems integrators and dealers/installers providing these services to a client.

We market our products domestically and internationally to:

•	security system integrators;

•	national and local government entities;

•	large industrial facilities and major office complexes;

•	energy facilities, including nuclear power stations, power utilities and pipelines; and commercial transportation centers, such as airports and seaports.

We believe we are one of the few true comprehensive security solution providers in the industry. We are able to analyze a security risk and develop security solutions specifically tailored to mitigate that risk, including design, engineering and manufacturing individual components of a system as may be necessary to deliver a fully integrated security system customized to a client's requirements. We are frequently engaged by security system integrators, security system dealers/installers, and commercial architects and engineers because we are able to deliver the integrated platform of design, engineering services and fully integrated security solutions that support their requirements for the completion of a given project.

We believe that we have developed a superior reputation as a provider of integrated security systems since our inception in 1976 because we:

•	offer the complete range of solutions-driven responses to accommodate our customers' needs;

•	offer technologically superior products;

•	are able to design, engineer and manufacture systems customized to our clients' specific requirements;

•	deliver systems that are easy to operate and maintain while providing superior life cycle cost performance compared to systems offered by competitors;

•	have established solid credentials in protecting high value targets; and

•	offer customers perhaps the best warranty in the industry.

Drawdown Equity Financing Agreement.

On February 8, 2011, we executed a drawdown equity financing agreement and registration rights agreement (collectively the "Agreements") with Auctus Private Equity Fund, LLC ("Auctus"), one of the selling stockholders. In accordance with the Agreements, Auctus has committed, subject to certain conditions, to purchase up to $10 million of our Common Stock, over a term of up to five years commencing from the effective date of the Registration Statement of which this Prospectus forms a part.

While we are not required to sell shares under the Agreements, the Agreements give us the option to sell to Auctus shares of Common Stock at a per share purchase price of equal to 96% of the lowest closing volume weighted average price (VWAP) during the five trading days following our delivery to Auctus of a draw-down notice (the "Notice"). At our option, we may set a floor price under which Auctus may not sell the shares which were the subject of the Notice. A floor price, if established by us, would be applicable only to the shares subject to the particular drawdown Notice during the pricing period. This may result in a reduction of the amount of funds raised and ultimately delivered to us at any drawdown closing date. The maximum amount of Common Stock that we can sell pursuant to any Notice is the greater of: (i) an amount of shares with an aggregate maximum purchase price of $200,000 or (ii) 200% of the average daily volume based on the trailing ten (10) trading days preceding the Notice date, whichever is of a larger value.

Auctus is not required to purchase the shares, unless the shares which are subject to the Notice have been registered for resale and are freely tradable in accordance with the Federal securities laws, including the Securities Act of 1933, as amended and except for conditions outside of Auctus’ control. The Company is obligated to file with the U.S. Securities and Exchange Commission (the "SEC") this registration statement on Form S-1 within 180 days from the date of the Agreements and to use all commercially reasonable efforts to have such registration statement declared effective by the SEC within 120 days of filing. The Company has paid to Auctus a non-refundable fee of $5,000 and an additional $7,500 will be taken out of the proceeds of the first drawdown.

Summary Financial Information

The table below summarizes our audited financial statements for the fiscal years ended June 30, 2010 and 2009, as well as the unaudited financial statements for the nine months ended March 31, 2011 and 2010.

Balance Sheet Summary:

	Fiscal Year Ended		At March 31,
	At June 30, 2010 (Audited)	At June 30, 2009 (Audited)	2011 (Unaudited)
Balance Sheet
Cash	$168,465	$15,735	$41,723
Total Assets	$5,960,425	$5,510,138	$4,880,552
Total Liabilities	$2,889,765	$2,872,224	$1,346,638
Total Stockholders’ Equity	$3,070,660	$2,637,194	$3,533,914

Statement of Operations Summary:

	For the Fiscal Year Ended June 30		For the Nine Months Ended March 31,
	2010	2009	2011	2010
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Statement of Operations:
Revenue	$4,513,737	$3,472,696	$2,888,625	$2,923,381
Net Income (Loss)	$248,266)	$(788,992)	$269,498)	$282,743)
Net loss per common share – basic and diluted	0.02)	(0.08)	0.03)	0.03)

THE OFFERING

Securities Being Offered:	4,536,863 shares of common stock.

Offering Period:	Until all shares are sold or until 60 months from the date that the registration statement becomes effective, whichever comes first.

Common Stock Outstanding	Before the Offering: 10,429,911 shares of common stock issued.
Before and After the Offering:	After the Offering: 12,429,911 shares of common stock.

Use of Proceeds:	We will not receive any proceeds from the sale of the common stock by the selling stockholders.

Risk Factors:	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating us and our business before purchasing the shares of common stock offered hereby. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties.

Risks Relating to Our Business

Although we no longer depend on prime government contracts for a large part of our total sales, we are still indirectly vulnerable to fluctuations in government spending.

Because many of our contracts are governmental-related entities, our business is subject to risks that are out of our control, including global economic developments, wars, political instability, changes in the tax and regulatory environments, and volatility and fluctuations in government spending. For example, the 2009 Homeland Security Appropriations Act provides $7.1 billion in discretionary spending for the Department of Energy and Department of Defense. However, because many customers are governmental-related entities with variable and uncertain budgets, the amount of business that we might receive from them may vary from year to year, regardless of the perceived quality of our business. We are attempting to mitigate a substantial portion of this risk by diversifying our customer base.

During the fiscal year ended June 30, 2010, six customers accounted for 83% of the Company’s revenues.  Of these, one customer accounts for approximately 40% of our revenues, one for 15%, two for 10% each and another for 8%.  A substantial decrease in revenues generated from contracts from these customers could have an adverse effect on our business unless we were able to identify other customers. For the fiscal year ended June 30, 2009, three customers accounted for 83%.  Of these, one customer accounted for 40% of revenues, one for 27% and one for 16%.  If we are unsuccessful in diversifying our customer base, we may experience a significant decrease in business resulting in a material adverse effect on our financial condition and results of operations.

Because our sales tend to be concentrated among a small number of customers during any period, our operating results may be subject to substantial fluctuations. Accordingly, our revenues and operating results for any particular quarter may not be indicative of our performance in future quarters, making it difficult for investors to evaluate our future prospects based solely on the results of any one quarter.

Given the nature of our customers and products, we receive relatively large orders for products from a relatively small number of customers. Consequently, a single order from one customer may represent a substantial portion of our sales in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our sales and operating results are subject to very substantial periodic variations. Since quarterly performance is likely to vary significantly, our results of operations for any quarter are not necessarily indicative of the results that we might achieve for any subsequent period. Accordingly, quarter-to-quarter comparisons of our operating results may not be meaningful.

We rely on rolling forecasts when ordering components and materials for the manufacture of our products which could cause us to overestimate or underestimate our actual requirements. This may result in an increase in our costs or prevent us from meeting customer demand.

We use rolling forecasts based on anticipated orders to determine component requirements. Lead times for materials and components vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for such components. As a result, our component requirement forecasts may not be accurate. If management overestimates our component requirements, we may have excess inventory, which would increase our costs. If management underestimates component requirements, we may have inadequate inventory, which could interrupt manufacturing and delay delivery of product to customers. Any of these occurrences would negatively impact our business and results of operations.

Our product offerings involve a lengthy sales cycle and management may not anticipate sales levels appropriately, which could impair profitability.

Our products and services are designed for medium to large commercial, industrial and government facilities, such as military installations, office buildings, nuclear power stations and other energy facilities, airports, correctional institutions and high technology companies desiring to protect valuable assets and/or prevent intrusion into high security facilities. Given the nature of our products and customers, sales cycles can be lengthy as customers conduct intensive investigations of specific competing technologies and providers. Moreover, orders received from governments may be subject to funding appropriations, which may not be approved. For these and other reasons, the sales cycle associated with our products is typically lengthy and subject to a number of significant risks over which we have little or no control.

We anticipate that business from projects outside the United States will comprise an increasing part of our business and, accordingly, we are subject to risks associated with doing business outside the United States.

During the fiscal years ended June 30, 2010 and 2009, we generated approximately 10% and 37%, respectively, of our business from projects outside the United States. We anticipate that the revenue portion from overseas operations will not increase significantly during Fiscal 2011 as a percentage of sales. Our international business operations are subject, generally, to the financial and operating risks of conducting business internationally, including, but not limited to:

•	unexpected changes in or impositions of legislative or regulatory requirements;
•	potential hostilities and changes in diplomatic and trade relationships; and
•	political instability.

One or more of these or other factors not referenced herein or now known to us could materially impact our business and results of operations could suffer.

We depend on our relationships with strategic partners as a source of business and our business and results of operations could suffer if these relationships are terminated.

We have entered into strategic partnerships or teaming arrangements with several large multinational corporations that promote our products and services and incorporate our products into their projects. In the event that we are unable to maintain these strategic relationships for any reason, our business, operating results and financial condition could be adversely affected.

We compete against entities that have significantly greater name recognition and resources than we do, enabling them to respond more quickly to changes in customer requirements and allocate these resources to marketing efforts.

The security industry is highly competitive and continues to become increasingly so as security issues and concerns have become a primary consideration at both government and private facilities worldwide. Competition is intense among a wide ranging and fragmented group of product and service providers, including security equipment manufacturers, providers of integrated security systems, systems integrators, consulting firms, engineering and design firms and others that provide individual elements of a system, some of which are larger than us and possess significantly greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products that meet customer requirements or are otherwise superior to our products and may be able to more effectively market their products than we can because of the financial and personnel resources. We cannot assure investors that we will be able to distinguish ourselves in a competitive market. To the extent that we are unable to successfully compete against existing and future competitors, our business, operating results and financial condition would be materially and adversely affected.

We rely on third parties for key components used in our products.

We rely on suppliers for several key components utilized in the manufacture of our products. Our reliance on suppliers involves certain risks, including a potential inability to obtain an adequate supply of required components, price increases, timely delivery and component quality. We cannot assure you that there will not be additional disruptions of our supplies in the future. Disruption or termination of the supply of components could delay shipments of products and could have a material adverse affect on our business, operating results and financial condition.

If our subcontractors fail to perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially and adversely impacted.

Some of our contracts involve subcontracts with other companies upon which we rely to perform a portion of the services that we must provide to our customers. There is a risk that we may have disputes with our subcontractors, including disputes regarding the quality and timeliness of work performed by the subcontractor. A failure by one or more of our subcontractors to satisfactorily perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as the prime contractor. Subcontractor performance deficiencies could result in a customer terminating our contract for default. A default termination could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders.

Our services and reputation may be adversely affected by product defects or inadequate performance.

In the event our products do not perform to specifications or are defective in any way, our reputation may be adversely affected and we may suffer a loss of business and a corresponding loss in revenues.

If we are unable to retain key executives or hire new qualified personnel, our business will be adversely affected.

Our success greatly depends on our ability to retain existing management and attract key technical, sales, marketing, information systems, and financial and executive personnel. We are especially dependent on the continued services of our senior management team, particularly Arthur Barchenko, our President and our key marketing personnel. The loss of any of these people could have a materially detrimental effect on our business. We have not entered into employment agreements with any of these people. We do not maintain key person life insurance on any of our personnel. In addition, we are seeking to engage senior sales staff and if we fail to attract, hire or retain the necessary personnel, or if we lose the services of any member of our senior management team, our business could be adversely affected.

Risks Relating to Our Common Stock

We have outstanding two classes of preferred stock which have preference over the common stock as to dividends and liquidation distributions, among other preferential rights.

As of the date hereof, we have issued and outstanding 300,000 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) and 791 shares of Series B Preferred Stock (which together with the Series A Preferred Stock is referred to as the “Preferred Stock”). The Preferred Stock affords holders a preference to assets upon liquidation, a cumulative annual dividend and is convertible into shares of common stock, all of which rights impact the outstanding shares of common stock. The Preferred Stock's right to annual dividends makes less likely the possibility that we will declare dividends on the common stock. In the event of a liquidation of the Company's assets, holders of Preferred Stock will have a right to receive as a liquidation payment any remaining assets of the Company prior to any distributions to holders of the common stock and the holders of the Preferred Stock may be able to block actions otherwise approved by the holders of the common stock if such action is adverse to their rights. In addition, holders of common stock will suffer dilution upon any conversion of the Preferred Stock which could reduce the market value of the common stock.

Our common stock price has fluctuated considerably and may not appreciate in value.

Prices for our common stock have in the past, and could continue to, fluctuate significantly and will be influenced by many factors, including the liquidity of the market for the common stock, investor perception of the industry in which we operate and our products, and general economic and market conditions. Factors which could cause fluctuation in the price of our common stock include:

•	conditions or trends in the industry,
•	failure to keep pace with changing technology,
•	costs associated with developing new products and services,
•	costs associated with marketing products and services may increase significantly,
•	the timing of sales and the recognition of revenues from them,
•	government regulations may be enacted which affect how we do business and the products which may be used at government facilities,
•	downward pressure on prices due to increased competition,
•	changes in our operating expenses,
•	sales of common stock,
•	actual or anticipated variations in quarterly results, and
•	changes in financial estimates by securities analysts.

The stock market in general has experienced extreme price and volume fluctuations. The market prices of shares of security-related companies experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Price volatility might be worse if the trading volume of our common stock is low.

Our common stock is considered a “penny stock” and may be difficult to trade.

The SEC has adopted regulations that generally define “penny stock” as an equity security with a market or exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is less than $5.00 per share, and therefore may be designated as a “penny stock” according to SEC rules. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser,
•	receive the purchaser's written agreement to a transaction prior to sale,
•
provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser's legal remedies, and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

Under these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and it may be more difficult to sell our securities. In addition, you may find it difficult to obtain accurate quotations of our common stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

Our common stock is traded over the counter, which may result in higher price volatility and less market liquidity for our common stock.

Our common stock is quoted on the OTC Bulletin Board. As such, our common stock may have fewer market makers, lower trading volume and a larger spread between bid and asked prices than securities listed on an exchange such as the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market. These factors may result in higher price volatility and less market liquidity for our common stock.

Our principal stockholders have significant voting power and may take actions that may not be in the best interest of other stockholders.

Our executive officers, directors and principal stockholders control approximately 30% of our currently outstanding shares of common stock. If these stockholders act together, they may be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our stockholders.

We do not anticipate paying cash dividends on our common stock in the near future, and the lack of dividends may have a negative effect on our stock price.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the near future.

Investors in our securities will suffer dilution.

The issuance of shares of our common stock pursuant to the equity line with Auctus will dilute the equity interest of existing stockholders who do not have anti-dilution rights and could have a significant adverse effect on the market price of our common stock. The sale of our common stock acquired, or converted or exercised into, at a discount could have a negative impact on the market price of our common stock and could increase the volatility in the market price of our common stock. In addition, we may seek additional financing which may result in the issuance of additional shares of our common stock and/or rights to acquire additional shares of our common stock. The issuance of our common stock in connection with such financing may result in substantial dilution to the existing holders of our common stock who do not have anti-dilution rights. The sale of our common stock, or securities convertible or exercisable into shares of our common stock, could trigger the anti-dilution rights of our outstanding securities that have such rights, specifically our preferred stock which could result in further dilution to the existing holders of our common stock who do not have anti-dilution rights. Those additional issuances of our common stock and potential triggering of existing anti-dilution rights would result in a reduction of an existing holder's percentage interest in the company.

A significant number of our shares will be eligible for sale, and their sale could depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock.

There is an approximate aggregate of 10.4 million shares of our common stock, some or all of which may also be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect on the market for our shares of common stock. In general, a non-affiliated person who has held restricted shares for a period of six months may, under Rule144, sell into the market shares of our common stock. Such sales may be repeated once every three months, and any of the restricted shares may be sold by a non-affiliate after they have been held for two years.

We could issue “blank check” preferred stock without stockholder approval with the effect of diluting then current stockholder interests and impairing their voting rights.

Our Certificate of Incorporation authorizes the issuance of up to an additional 3,898,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue a series of preferred stock with dividends, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. For example, it would be possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our Company.

The liability of our directors is limited under State of New Jersey corporate law.

As permitted by the corporate laws of the State of New Jersey, our Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our by-laws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

Existing stockholders may experience significant dilution from the sale of our common stock pursuant to the Drawdown Agreement.

The sale of our common stock to Auctus Private Equity Fund LLC in accordance with the Drawdown Equity Facility Agreement may have a dilutive impact on our shareholders.  As a result, our net income per share could decrease in future periods and the market price of our common stock could decline. In addition, the lower our stock price is at the time we exercise our put option, the more shares of our common stock we will have to issue to Auctus Private Equity Fund LLC. in order to drawdown on the facility.  If our stock price decreases, then our existing shareholders would experience greater dilution for any given dollar amount raised through the offering.

The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a decline in the price of our common stock.  Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock.  By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

Risk Factors Related to the Equity Line of Credit and This Offering

Auctus Private Equity Fund LLC will pay less than the then-prevailing market price of our common stock which could cause the price of our common stock to decline.

Our common  stock to be issued  under the  Drawdown Equity Facility  Agreement  will be purchased  at a four (4%)  discount  or 96% of  the lowest  closing volume weighted average price (VWAP) during the five trading days following our delivery to Auctus of a draw-down notice.

Auctus Private Equity Fund LLC has a financial incentive to sell our shares immediately upon receiving the shares to realize the profit between the discounted price and the market price. If Auctus Private Equity Fund LLC sells our shares, the price of our common stock may decrease.  If our stock price decreases, Auctus may have a further incentive to sell such shares.  Accordingly, the discounted sales price in the Drawdown Agreement may cause the price of our common stock to decline.

We are registering an aggregate of 2,000,000 shares of common stock to be issued under the Equity Line of Credit. The sale of such shares could depress the market price of our common stock.

We are registering an aggregate of 2,000,000 shares of common stock under the registration statement of which this prospectus forms a part for issuance pursuant to the Equity Line of Credit. The sale of these shares into the public market by Auctus could depress the market price of our common stock.

We May Not Have Access to the Full Amount under the Equity Line.

During the 90 trading day period ended June 27, 2011, the closing price of our common stock was $0.18 based on very little volume. There is no assurance that the market price of our common stock will increase substantially in the near future. The entire commitment under the Equity Line of Credit is $10,000,000. Currently, the number of shares of common stock that remains authorized for issuance under our Articles of Incorporation is lower than the number of common shares we need to issue in order to have access to the full amount under the Equity Line of Credit. Therefore, we may not have access to the remaining commitment under the equity line unless the market price of our common stock increases substantially. If the market price of our stock does not substantially rise, then we may need to amend our Articles of Incorporation and file an additional registration statement to register additional shares for issuance under the Auctus equity line, and there can be no assurance that we would be successful in completing either of these two actions.

There may not be sufficient trading volume in our common stock to permit us to generate adequate funds.

The Drawdown Equity Financing Agreement provides that the dollar value that we will be permitted to request from Auctus will be either: (A) 200% of the average daily volume in the US market of the common stock for the twenty trading days prior to the drawdown Notice, or (B) $200,000, whichever is larger. If the average daily trading volume in our common stock is too low, it is possible that we would not be permitted to draw the full amount of proceeds of the drawdown request, which may not provide adequate funding for our planned operations.

Unless an active trading market develops for our securities, you may not be able to sell your shares.

Although, we are a reporting company and our common shares are quoted on the OTC Bulletin Board (owned and operated by the Nasdaq Stock Market, Inc.) under the symbol “EKCS”, there is not currently an active trading market for our common stock and an active trading market may never develop or, if it does develop, may not be maintained. Failure to develop or maintain an active trading market will have a generally negative effect on the price of our common stock, and you may be unable to sell your common stock or any attempted sale of such common stock may have the effect of lowering the market price and therefore your investment could be a partial or complete loss.

Since our common stock is thinly traded it is more susceptible to extreme rises or declines in price, and you may not be able to sell your shares at or above the price paid.

Since our common stock is thinly traded its trading price is likely to be highly volatile and could be subject to extreme fluctuations in response to various factors, many of which are beyond our control, including:

•	the trading volume of our shares;

•	the number of securities analysts, market-makers and brokers following our common stock;

•	changes in, or failure to achieve, financial estimates by securities analysts;

•	new products or services introduced or announced by us or our competitors;

•	actual or anticipated variations in quarterly operating results;

•	conditions or trends in our business industries;

•	announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales of our common stock; and

•	general stock market price and volume fluctuations of publicly-traded, and particularly microcap, companies.

You may have difficulty reselling shares of our common stock, either at or above the price you paid, or even at fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company. In addition, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial legal fees, potential liabilities and the diversion of management’s attention and resources from our business. Moreover, and as noted below, our shares are currently traded on the OTC Bulletin Board and, further, are subject to the penny stock regulations. Price fluctuations in such shares are particularly volatile and subject to manipulation by market-makers, short-sellers and option traders.

Trading in our common stock on the OTC Bulletin Board may be limited thereby making it more difficult for you to resell any shares you may own.

Our common stock is quoted on the OTC Bulletin Board (owned and operated by the Nasdaq Stock Market, Inc.). The OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national exchange or on the Nasdaq National Market, you may have difficulty reselling any of the shares of our common stock that you may own.

FORWARD LOOKING STATEMENTS

The information contained in this report, including in the documents incorporated by reference into this report, includes some statement that are not purely historical and that are “forward-looking statements.” Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the expectations reflected in these forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled "Risk Factors." Forward-looking statements include those that use forward-looking terminology, such as the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "shall," "should," and similar expressions, including when used in the negative. Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and we cannot assure you that actual results will be consistent with these forward-looking statements. Important factors that could cause our actual results, performance or achievements to differ from these forward-looking statements include (without limitation) the following:

•	the fact that all orders and contracts placed by government entities may be cancelled, so there is a risk that our backlog may not be fulfilled,

•	because our sales tend to be concentrated among a small number of customers in any period, our operating results may be subject to substantial fluctuations,

•
we rely on rolling forecasts when ordering components and materials from which we manufacture products, which could cause us to overestimate or underestimate our actual requirements and which could cause an increase in our costs or prevent us from meeting customer demand,

•	our product offerings involve a lengthy sales cycle and management may not anticipate sales levels appropriately, which could impair profitability, and

•	we are subject to the risks of doing business in foreign countries.

All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors. We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise.

USE OF PROCEEDS

The Selling Security Holders are selling all of the shares of our common stock covered by this prospectus for their own account. Accordingly, we will not receive any proceeds from the resale of the common stock. However, we will receive proceeds from any sale of the common stock under the equity line facility with Auctus.

DETERMINATION OF OFFERING PRICE

The Selling Security Holders may sell their shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices.

DILUTION

“Dilution” represents the difference between the Offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the Offering.  “Net Book Value” is the amount that results from subtracting total liabilities from total assets.  Please refer to the following table presenting the number of shares issued and the corresponding price per share paid before this Offering for more information.  Following is a table detailing dilution as of March 31, 2011, to investors if 100%, 75%, 50%, or 10% of the Offering is sold.

Percent of Offering sold	100%	75%	50%	10%
Net Tangible Book Value Per Share Prior to Stock Sale	0.2247	0.2247	0.2247	0.2247
Pro Forma Net Tangible Book Value Per Share After Stock Sale	0.2323	0.2307	0.2290	0.2256
Increase in net book value per share due to stock sale	0.0077	0.0061	0.0043	0.0010
Net Dilution (Purchase price of $2.795 less Pro Forma Net Tangible Book Value per share)	0.0677	0.0693	0.0710	0.0744

SELLING STOCKHOLDERS

We agreed to register for resale 4,536,863 shares of our common stock by the Selling Security Holders. The shares covered by this registration statement include (i) 2,000,000 shares to Auctus and (ii) 2,536,863 shares we issued to officers and directors for services rendered.

Security Holder Pursuant to the Drawdown Equity Financing Agreement.

On February 8, 2011, we executed a drawdown equity financing agreement and registration rights agreement pursuant to which Auctus has committed, subject to certain conditions, to purchase up to $10 million of our Common Stock, over a term of up to five years commencing from the effective date of the registration statement of which this prospectus forms a part.

While we are not required to sell shares under the Agreements, the Agreements give us the option to sell to Auctus shares of Common Stock at a per share purchase price of equal to 96% of the lowest closing volume weighted average price (VWAP) during the five trading days following our delivery to Auctus of a draw-down Notice. At our option, we may set a floor price under which Auctus may not sell the shares which were the subject of the Notice. A floor price, if established by us, would be applicable only to the shares subject to the particular drawdown Notice during the pricing period. This may result in a reduction of the amount of funds raised and ultimately delivered to us at any drawdown closing date. The maximum amount of Common Stock that we can sell pursuant to any Notice is the greater of: (i) an amount of shares with an aggregate maximum purchase price of $200,000 or (ii) 200% of the average daily volume based on the trailing ten (10) days preceding the Notice date, whichever is of a larger value.

Auctus is not required to purchase the shares, unless the shares which are subject to the Notice have been registered for resale and are freely tradable in accordance with the Federal securities laws, including the Securities Act of 1933, as amended. The Company is obligated to file with the SEC this Registration Statement on Form S-1 within 180 days from the date of the Agreements and to use all commercially reasonable efforts to have such registration statement declared effective by the SEC within 120 days of filing.

During the five trading days following a drawdown request, we will calculate the amount of shares we will sell to Auctus and the purchase price per share. This amount may not equal the full amount of the Notice due to conditions outside Auctus’ control and/or the floor provisions outlined in the Drawdown Agreement.  The purchase price per share of common stock will be based on the lowest daily volume weighted average price (VWAP) of our common stock during each of the five trading days immediately following the drawdown date, less a discount of 4%. Auctus’ obligations under the equity line agreement are not transferrable.

The Drawdown Equity Financing Agreement provides that the dollar value that we will be permitted to request from Auctus will be either: (A) 200% of the average daily volume in the US market of the common stock for the twenty trading days prior to the Drawdown Notice, or (B) $200,000, which ever is larger. If the average daily trading volume in our common stock is too low, it is possible that we would only be permitted to request up to $200,000, which may not provide adequate funding for our planned operations.

Al Sollami is the natural person and Principal of Auctus Private Equity Fund, LLC who exercises the sole voting and dispositive powers with respect to the shares to be offered by the Company. Al Sollami has had no other material relationship with the Company and has owned no securities of the Company prior to the offering.

Shares issued to Officers and Directors

The remaining 2,536,863 shares of our common stock being offered for resale in this registration statement are held by certain officers and directors.

All expenses incurred with respect to the registration of the common stock will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commission or other expenses incurred by the Selling Security Holder in connection with the sale of such shares.

Except as indicated below, neither the Selling Security Holders nor any of their associates or affiliates has held any position, office, or other material relationship with us in the past three years.

The following table sets forth the name of the Selling Security Holder, the number of shares of common stock beneficially owned by each of the Selling Security Holder as of  the date hereof and the number of share of common stock being offered by each of the Selling Security Holder. The shares being offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholder is under no obligation to sell all or any portion of such shares nor is the selling stockholders obligated to sell any shares immediately upon effectiveness of this prospectus. All information with respect to share ownership has been furnished by the selling security holder. The “Number of Shares Beneficially Owned After the Offering” column assumes the sale of all shares offered.

Name	Shares Beneficially Owned Prior To Offering	Shares to be Offered		Amount Beneficially Owned After Offering (1)	Percent Beneficially Owned After Offering
Auctus Private Equity Fund, LLC (2)	2,000,000	2,000,000	(3)	0	0%

Arthur Barchenko (4)		910,784

Natalie Barchenko (5)		1,239,079

Andrew Barchenko (6)		312,000			0%

Gordon Fornell (7)		10,000			0%

Thomas Isdanavich (8)		20,000			0%

Eldon Moberg (9)		20,000			0%

Edward Snow (10)		15,000			0%

Richard Stern (11)		10,000			0%

1. The number assumes the selling security holder sells all of the common shares being offering pursuant to this prospectus.

2. Auctus Private Equity Fund, LLC is a limited liability company organized and exiting under the laws of the Commonwealth of Massachusetts. Al Sollami is the managing member of Auctus Private Equity Fund, LLC and, acting alone, has voting and dispositive power over the shares beneficially owned by Auctus Private Equity Fund, LLC.

3. The number assumes that Auctus purchases the maximum amount of registrable Put Shares in this registration statement.

4. The selling security holder is the President and a Director of the Company.

5. The selling security holder is a Director of the Company.

6. The selling security holder is an employee of the Company and is related to the President of the Company and shares a household with him.

7. The selling security holder is a director of the Company.

8. The selling security holder is a director of the Company.

9. The selling security holder is an officer of the Company

10. The selling security holder is a director of the Company.

11. The selling security holder is an officer of the Company

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their respective pledgees, donees, assignees and other successors-in-interest (“selling stockholders”) may, from time to time  sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal;

•	facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately-negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing of options on the shares;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

The selling stockholders or their pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then existing market price. We cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations of such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the Selling Stockholder, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. The selling stockholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that any of the selling stockholders are deemed an affiliated purchaser or distribution participant within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In addition, if a short sale is deemed to be a stabilizing activity, then the selling stockholders will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

Auctus Private Equity Fund, LLC, the underwriter herein, may offer for sale up to an estimated 2,000,000 shares of our common stock which it will originally acquire pursuant to the terms of the equity line of credit agreement as more fully described under "Selling Stockholder.” Auctus will be offering such shares for their own account. We do not know for certain how or when Auctus will choose to sell their shares of common stock. However, it can sell such shares at any time or through any manner set forth in this plan of distribution at such time as we have “put” the shares to them. We may request Auctus to purchase shares by delivering a Drawdown Notice to Auctus. We have acknowledged that Auctus may sell shares corresponding with a particular Drawdown Notice after the Drawdown Notice is received by Auctus which allows them to short sell the shares. There shall be a minimum of five (5) Trading Days between each Drawdown Notice Date.

To permit Auctus to resell the shares of common stock issued to it, we agreed to file a registration statement, of which this prospectus is a part, and all necessary amendments and supplements with the SEC for the purpose of registering and maintaining the registration of the shares. We will bear all costs relating to the registration of the common stock offered by this prospectus. We will keep the registration statement effective until the date after which all of the shares of common stock held by Auctus that are covered by the registration statement have been sold by Auctus pursuant to such registration statement.

DESCRIPTION OF SECURITIES

General

Our authorized capital consists of 30,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which 1,100,000 shares are designated as series A convertible preferred stock and 2,000 shares are designated as 10% series B convertible preferred stock. The balance of the authorized but unissued preferred stock has not been designated at the date hereof. At March 31, 2011, we had the following securities outstanding:

Common Stock:	10,429,911

Series A Preferred Stock:	300,000

Series B Preferred Stock:	791

Warrants:	None

Stock Options:	1,530,000

Other Securities:	None

Common Stock

Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holders of fifty percent or more of the shares outstanding (including the shares of Series A Preferred Stock voting with the common stock on an as converted basis) can, if they choose to do so, elect all of the directors. In the event of a voluntary or involuntary liquidation, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to offerings of our securities. Holders of common stock are entitled to dividends if, as and when declared by our board of directors out of the funds legally available therefore, subject to the rights of holders of the preferred stock and the senior secured convertible debentures. It is our present intention to retain earnings, if any, for use in our business. Cash dividends are, therefore, unlikely in the foreseeable future.

Series A Convertible Preferred Stock

Dividends. We pay a cumulative dividend on the Series A Preferred Stock, prior and in preference to any declaration or payment of any cash dividend on the common stock, at the rate of $.20 per share per annum payable quarterly (payable in cash or shares of common stock valued at a price of $2.00 per share), when, as and if declared by our board of directors.

Unless we pay the full amount of dividends on the Series A Preferred Stock for the then current dividend period, we shall not (A) pay any cash dividend on any common stock, or (B) purchase, redeem, or acquire any shares of common stock, nor shall we pay into or set aside or make available any funds for a sinking fund for the purchase, redemption, or acquisition of the common stock.

Conversion. Holders of Series A Preferred Stock are entitled to convert each share into shares of common stock at any time at the option of the holder. Each share of Series A Preferred Stock is convertible into one share of common stock, subject to certain adjustments as the result of the payment of dividends (and other distributions) in common stock on the outstanding shares of common stock and subdivisions, combinations and reclassifications of common stock.

Voting Rights. Except as provided by law, the holders of the Series A Preferred Stock will vote on an as-if converted basis with the holders of common stock (and any other class or series which may be similarly entitled to vote with the common stock) as one class on all corporate matters requiring stockholder approval. The holders of the Series A Preferred Stock will be entitled to vote as a separate class with respect to matters directly affecting the Series A Preferred Stock.

Liquidation Payment. In the event of any liquidation, dissolution or winding up of our company, or in the event of a consolidation or merger of our company with or into any other corporation, or a sale, conveyance or disposition of all or substantially all of our assets or the effectuation by us of a transaction or series of related transactions in which more than 50% of the voting power of our company is disposed of, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of our assets to the holders of common stock, (x) an amount per share equal to $2.00 and (y) an amount equal to declared but unpaid dividends on each such share. In addition, (1) in the case of a dissolution or winding up of our company, our remaining assets available for distribution to stockholders shall be distributed among the holders of the Series A Preferred Stock and the common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all shares of Series A Preferred Stock), or (2) in the case of a merger or sale of our company, the remaining consideration to be paid by the acquiring corporation in such transaction shall be distributed among the holders of the Series A Preferred Stock and the common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all shares of Series A Preferred Stock).

Redemption Rights. We have the right to redeem the Series A Preferred Stock at any time provided that the average closing bid price per share of our common stock for the 20 trading days prior to the redemption notice is $4.00.

Protective Provisions. During such time as shares of Series A Preferred Stock are outstanding, we will not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting separately, undertake certain acts that would directly affect the Series A Preferred Stock, such as, (a) selling or otherwise disposing of or encumbering all or substantially all of our property or business, except in connection with liens granted to any lender providing us with a revolving line of credit; (b) altering or changing the rights, preferences or privileges of the shares of Series A Preferred Stock so as to adversely effect the shares; (c) increasing the authorized number of shares of Series A Preferred Stock; or (d) undertaking any proposed capital reorganization or reclassification with respect to equity securities (or securities convertible into other securities) into equity securities ranking senior to the Preferred Stock with respect to dividends, distributions or rights upon liquidation.

10% Series B Convertible Preferred Stock.

Dividends. We pay a cumulative dividend on the Series B Preferred Stock, prior and in preference to any declaration or payment of any cash dividend on the Series A Preferred Stock and the common stock, at the rate of 10% per share per annum payable quarterly (payable in cash or shares of common stock, at our option), when, as and if declared by our board of directors. To the extent we elect to pay the dividend on this class of shares in common stock, the dollar amount of the dividend is added to the stated value of each share of 10% series convertible B preferred stock and such shares are issued upon conversion of the 10% series convertible B preferred stock into shares of common stock.

Unless we pay the full amount of dividends on the 10% series convertible B preferred stock for the then current dividend period, we shall not (A) pay any cash dividend on any common stock or Series A Preferred Stock, or (B) purchase, redeem, or acquire any shares of common stock or Series A Preferred Stock nor shall we pay into or set aside or make available any funds for a sinking fund for the purchase, redemption, or acquisition of the common stock.

Voting Rights. Except as provided by law, the holders of the 10% series convertible B preferred stock are not entitled to vote their shares. The holders of the 10% series convertible B preferred stock will be entitled to vote as a separate class with respect to matters directly affecting the 10% series convertible B preferred stock.

Liquidation. Upon any liquidation of our company, holders of 10% series convertible B preferred stock shall be entitled to receive out of our assets, for each share of 10% series convertible B preferred stock an amount equal to the stated value per share (calculated by adding the purchase price per share of $1,000 plus the amount of any dividends added thereto) before any distribution or payment shall be made to the holders of any securities ranking below the 10% series convertible B preferred stock, and if our assets shall be insufficient to pay in full such amounts to all holders of 10% series convertible B preferred stock, then the entire assets to be distributed to the holders of such shares shall be distributed among these holders ratably in accordance with the respective stated values represented by the 10% series convertible B preferred stock then held by them.

Conversion at Option of a Holder. Each share of 10% series convertible B preferred stock initially is convertible into 1,000 shares of common stock, at the option of the applicable holder, at any time.

Conversion at Our Option. We may require the conversion of all (but not less than all) of the then outstanding shares of 10% series convertible B preferred stock, if at any time: (i) the volume weighted average trading price per share of common stock for each of 20 consecutive trading days prior to a conversion notice is greater than $2.50 (subject to adjustment), (ii) the daily trading volume of the common stock is at least 100,000 shares for each of the 20 trading days prior to a conversion notice (subject to equitable adjustment in the event of stock splits and reverse splits), and (iii) all shares of common stock underlying the 10% series convertible B preferred stock are the subject of an effective registration statement. We are restricted from converting any shares of 10% series convertible B preferred stock that would cause a holder to own, upon any conversion, (i) when added to shares of common stock already owned by such holder a number of shares of common stock that does not exceed 4.999% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such conversion) or (ii) when added to shares of common stock already owned by such holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder's as provided under the Securities Exchange Act of 1934, would exceed 9.999% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such conversion).

The number of shares issuable upon conversion of 10% series convertible B preferred stock is subject to adjustment in certain cases including, if at any time prior to July 1, 2007, at any time while shares of 10% series convertible B preferred stock are outstanding, we issue any common stock or any common stock equivalents entitling any person to acquire shares of common stock at a price per share less than the $1 per share (or as otherwise adjusted) then the conversion price shall be automatically adjusted to the lowest conversion, exchange or purchase price for such common stock or common stock equivalents at issue.

Protective Provisions. While any shares of 10% series convertible B preferred stock are outstanding, we have agreed, without first obtaining the affirmative vote of the holders of at least a majority of the shares of 10% series convertible B preferred stock then outstanding:

•	alter or change the powers, preferences or rights given to the 10% series convertible B preferred stock,

•	increase or decrease the number of shares of 10% series convertible B preferred stock or increase or decrease the number of authorized shares of common stock,

•
authorize or create (by reclassification or otherwise) any class of equity security ranking as to dividends or distribution of assets upon a liquidation senior to or on a par with the 10% series convertible B preferred stock,

•	redeem, purchase or otherwise acquire directly or indirectly any of our other securities,

•
directly or indirectly pay or declare any dividend or make any distribution (other than dividends due and paid in the ordinary course on outstanding preferred stock at such times when we are in compliance with our payment obligations to the 10% series convertible B preferred stock) upon, nor shall any distribution be made in respect of, any junior securities, nor shall any monies be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of any junior securities or securities on a par with the 10% series convertible B preferred stock,

•
enter into any agreement with respect to a change of control transaction unless on the date of such agreement certain conditions, including the effectiveness of a registration statement covering the common stock underlying the 10% series convertible B preferred stock and the associated warrants, are satisfied,

•	amend or waive any provision in our certificate of incorporation in a manner adverse to the 10% series convertible B preferred stock, or

•	enter into any agreement with respect to the foregoing clauses.

Options and Warrants

As of March 31, 2011, options and warrants for 1,530,000 shares of our common stock were outstanding. Holders of options and warrants do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the options and warrants. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the options and warrants.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The common stock of the Company trades on the OTC Bulletin Board under the trading symbol EKCS. The prices set forth below reflect the quarterly high and low sales prices for shares of common stock since the Company's stock commenced trading as reported by the National Quotation Bureau, Inc. These quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions.

	Closing Bid
	High	Low
Fiscal 2011
January 1 – March 31, 2011	$0.40	$0.31
October 1 – December 31, 2010	$0.44	$0.28
July 1 – September 30, 2010	$0.49	$0.27
Fiscal 2010
April 1 – June 30, 2010	$0.72	$0.23
January 1 – March 31, 2010	$0.43	$0.14
October 1 – December 31, 2009	$0.24	$0.06
July 1 – September 30, 2009	$0.18	$0.08
Fiscal 2009
April 1 – June 30, 2009	$0.19	$0.07
January 1 – March 31, 2009	$0.08	$0.07
October 1 – December 31, 2008	$0.14	$0.06
July 1 – September 30, 2008	$0.34	$0.18

As of May 24, 2011, ECSI had 180 holders of record of common stock. This number of holders of record does not include beneficial owners of the Company's common stock whose shares are held in the names of various security holders, dealers, and clearing agencies.

Dividend Policy

The Company has not paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain any earnings to finance the growth of its business. There can be no assurance that the Company will ever pay cash dividends.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION

OVERVIEW

We are engaged in the design, develop, manufacture and marketing of technology-based integrated entry control and perimeter security solutions..  We also perform support services consisting of risk assessment and vulnerability studies to ascertain a client's security requirements in developing a comprehensive risk management and mitigation program as well as product design and engineering services in support of the systems integrators and dealers/installers providing these services to a client.

RESULTS OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 2011 ("2011 PERIOD") COMPARED TO NINE MONTHS ENDED MARCH 31, 2010 ("2010 PERIOD") AND THREE MONTHS ENDED MARCH 31, 2011 COMPARED TO THREE MONTHS ENDED MARCH 31, 2010.

REVENUES.  We had net revenues of $2,888,625 for the 2011 Period compared to $2,923,381 for the 2010 Period, representing a decrease of 1%.  Net revenues for the three months ended March 31, 2011 were $1,006,662 as compared to $1,287,677 for the corresponding three month period in 2010, representing a decrease of 22%. The decrease in net revenues during the 2011 period and the three months ended March 31, 2011 compared to the corresponding periods in 2010 is primarily attributable to delays by the U.S. Navy in finalizing its design and issuing approvals on the Lockheed Martin contract, on which we serve as sub-contractor.

GROSS MARGINS. Gross margins for the 2011 Period were $1,649,927, or approximately 57% of net revenues, compared to $1,812,387, or approximately 62% of net revenues, for the 2010 Period.  Gross margins were $485,354, or approximately 48% of revenue for the three months ended March 31, 2011 compared to $739,015 or 57% for the corresponding three-month period in 2010.  The decrease of 9% in gross margins for the three months ended March 31, 2011 represents an anticipated fluctuation from period to period.  Our sales and gross margins were adversely affected during this period due to delays in approval and release of our backlog relating to the U.S. Navy project with Lockheed Martin, on which we serve as subcontractor.

RESEARCH AND DEVELOPMENT.  Research and development expenses consist primarily of expenses incurred in designing and developing upgrades to existing products and systems.  Research and development expenses for the 2011 Period were $97,817 compared to $104,752 for the 2010 Period.  For the three months ended March 31, 2011, research and development costs were $36,606 compared to $24,084 for the three months ending March 31, 2010.  The increase in research and development expenses for the three months ended March 31, 2011 compared to the corresponding period in 2010 was directly attributable to the development and application of our new long-range, infrared illumination camera system .

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.  Selling, general and administrative expenses for the 2011 Period and for the three months ended March 31, 2011 were $1,098,224 and $417,644, respectively, compared to $1,216,745 and $470,992 for each of the corresponding periods in 2010. The decrease in selling, general and administrative expenses during the 2011 Period and the three months ended March 31, 2011 compared to the corresponding periods in 2010 was primarily due to our continued efforts to reduce our marketing, sales and sales support costs.

STOCK BASED COMPENSATION. From time to time, we issue stock options to our directors and employees and consultants. There were no stock options issued during the three-month period ending March 31, 2011.

INCOME FROM OPERATIONS.  The income from operations for the 2011 Period was $422,845 compared to $461,859 for the 2010 Period.  For the three months ended March 31, 2011, we had income from operations of $31,104 compared to $227,282 for the corresponding three months in 2010.  The decrease in income from operations in the 2011 Period and the three months ended March 31, 2011 as compared to the corresponding periods in 2010 is due to the delays incurred on the U.S. Navy project with Lockheed Martin as well as the receipt of lower gross margin purchase orders and a less profitable mix of design and engineering support services billings.

INTEREST EXPENSE.  Interest expense in the 2011 Period was $44,276 compared to $79,393 incurred during the 2010 Period.  The decrease is due to the payment in full in July 2010 of all principal and interest relating to the convertible debentures issued in 2006.

INCOME BEFORE DIVIDENDS.  Income before dividends related to convertible preferred stock for the 2011 Period was $379,637 compared to $382,524 in the 2010 Period.  For the three months ended March 31, 2011, there was income of $17,471 compared to income of $201,651 in the corresponding period in 2010.  The decrease in income is directly related to the previously-noted delays in the Navy/Lockheed Martin project and lower gross margin purchase orders as well as a less profitable mix of support services billings.

DIVIDENDS RELATED TO PREFERRED STOCK.

We recorded dividends totaling $110,139 on our Series B Convertible Preferred Stock in the 2011 Period as compared to $99,781 in the 2010 Period.  In lieu of a cash payment, we have elected, under the terms of these securities, to add this amount to the stated value of the Series B Convertible Preferred Stock.

These dividends are non-cash and, therefore, have no impact on our net worth, cash flow or liquidity.

YEAR ENDED JUNE 30, 2010 (“FISCAL 2010 PERIOD”) COMPARED TO YEAR ENDED JUNE 30, 2009 (“FISCAL 2009 PERIOD”)

REVENUES. We had net revenues of $4,513,737 for the Fiscal 2010 Period, as compared to revenues of $3,472,696 for the Fiscal 2009 Period, representing an increase of approximately 30%.  Of the revenues reported in the Fiscal 2010 period, approximately 80% are attributable to domestic projects and 20% are attributable to international projects. The increase in sales in the Fiscal 2010 Period is attributable equally to increased government-related and private sector purchase orders.

GROSS MARGINS. Gross margins for the Fiscal 2010 Period were 55% of revenue as compared to 28% of revenue for the Fiscal 2009 Period. The increase in gross margins is primarily attributable to a change in the order mix of equipment sales and support services.  Although we encountered a small increase in material cost, we also experienced an increase in higher margin design and engineering support service billings which, combined, resulted in the increase in gross margins for the Fiscal 2010 Period.

RESEARCH AND DEVELOPMENT (R&D). Research and development expenses decreased 20% in the Fiscal 2010 Period to $129,358 from $161,336 in the Fiscal 2009 Period.  The decrease in research and development expenses is primarily attributable to lower engineering cost for new product development such as a Long Range PTZ/IR Illuminated CCTV/Intelligent Video Motion Detection System and the High and Low Volume Entry Control Systems for vehicle and personnel developed in the Fiscal 2009 period..

SELLING, GENERAL AND ADMINISTRATIVE (SG&A). Selling, general and administrative expenses increased approximately 34% in the Fiscal 2010 Period to $1,771,923 from $1,318,910 for the Fiscal 2009 Period. The increase in selling, general and administrative expenses is attributable to certain costs relating to the U.N. project in Ethiopia where we incurred significant increases in freight and marketing related expenses.  The major increase in costs related to management’s decision to recognize bad debts totaling $629,437 related to two overseas projects in Asia and the Middle East and uncollectible DoD program-related expenses.  Although we attempted to resolve these issues during the past year, we have been unable to collect these amounts.  Based on these results, management has made the decision not to seek the award of DoD prime contracts in the future.

STOCK BASED COMPENSATION. In the 2010 Period, we issued stock options to our directors and various employees valued at $45,688. The value of these options is being amortized over the vesting period of the underlying award. In the 2010 and 2009 Period, we issued stock options to various consultants and to the directors that were valued at $48,681 and $44,667, respectively.  Stock-based compensation is non-cash and, therefore, has no impact on cash flow or liquidity.

INTEREST EXPENSE. Interest expense in the Fiscal 2010 Period was $178,925 as compared to $147,526 for the Fiscal 2009 Period.  Included in interest expense for Fiscal 2010 is the accrued interest of $76,304 related to the Event of Default on the convertible debentures.  Included in interest expense for fiscal 2009 is the amortization of deferred finance costs relating the offering costs and the value of the warrant issued on the private placement of the convertible debentures.  Amortization expense was $35,288 for the Fiscal 2009 Period. The debentures matured in January 2009.

AMORTIZATION OF BENEFICIAL CONVERSION FEATURE. We recorded an additional discount upon the issuance in January 2006 of our convertible debentures to reflect the beneficial conversion feature of the debt and amortizing this amount to the earlier of the date of conversion or the maturity date. In the 2009 period, the Company recorded amortization of $9,926.

INCOME TAX BENEFIT. We did not recognize any tax benefits from net operating profits or losses in Fiscal 2010 or 2009.

NET PROFIT/LOSS. Net profit before dividends for the Fiscal 2010 period was $382,858 as compared to a net loss of $(667,059) in Fiscal 2009.

Dividends Related to 10% Series B Convertible Preferred Stock.

We recorded dividends totaling $134,592 on our Series B Convertible Preferred Stock in Fiscal 2010 and $121,933 in Fiscal 2009. In lieu of a cash payment, we have elected, under the terms of the agreement whereby these securities were sold, to add this amount to the stated value of the Series B Convertible Preferred Stock.

These dividends are non-cash and, therefore, have no impact on our net worth or cash flow.

LIQUIDITY AND CAPITAL RESOURCES

We believe that cash on hand, together with anticipated collection of accounts receivable during the short term, will be sufficient to provide for our working capital needs for the next twelve months. However, we may need to raise funds in order to allow for shortfalls in anticipated revenue or to expand existing capacities and/or to satisfy any additional significant purchase order that we may receive.  At the present time, we have no commitments or assurances of additional revenue beyond the firm purchase orders we have received. However, in March 2011, we entered into, through our wholly owned subsidiary, ECSI International Inc., a credit facility with a New Jersey based commercial bank enabling us to borrow up to $475,000 for working capital purposes on an as needed basis. Additionally, a leading provider of receivables-based financing has advised us that it is affording us a $3.5 million (or more as our business grows) line of credit for large government and/or private sector contracts which we used previously during the Integrated Base Defense Security System (IBDSS) program. The line of credit has been reaffirmed (on an informal basis).

At March 31, 2011, we had working capital of approximately $1,500,000 compared to approximately $1,300,000 at June 30, 2010.  Net cash provided by operating activities for the 2011 period was $523,115 as compared to $292,653 for the 2010 period.

Inventory increased by $261,265 during the nine months ended March 31, 2011 over the corresponding nine months in 2010.  Inventories have still remained relatively high due to an increase of our work in process in preparation for shipments on our committed projects.

Accounts receivable have decreased by $1,406,939 to $525,971 for the nine months ended March 31, 2011 over the corresponding nine months in 2010.  The decrease is due to a change in our payment terms and conditions and to more vigorous collection efforts.

Accounts payable and accrued expenses have decreased by $1,247,285 to $1,195,398 for the nine months ended March 31, 2011 over the corresponding nine months in 2010.  Included in accrued expenses are accrued salaries to officers and other key employees in the amount of $550,553.  The increased collection of accounts receivable allowed us  to pay down our trade payables and reduce the accrued salaries due to officers and other key employees.

We  purchased equipment in the aggregate of $387,515 during the nine months ended March 31, 2011.  This equipment was directly related to our new integrated entry control systems and to the WISE® Water Infrastructure Sensing Equipment, both of which will generate significant sales in the years ahead.  We do not have any material commitments for capital expenditures going forward.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, management evaluates its estimates, including those related to inventory reserves, allowance for doubtful accounts and deferred taxes. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies and the related judgments and estimates affect the preparation of our financial statements.

Inventory Valuation — Inventories are valued at lower of cost or market. We routinely evaluate the composition of our inventory to identify obsolete or otherwise impaired inventories. Inventories identified as impaired are evaluated to determine if reserves are required. We do not currently have any reserves against inventory.

Allowance for Doubtful Accounts — The allowance for doubtful accounts is comprised of two parts, a specific account analysis and a general reserve. Accounts where specific information indicates a potential loss may exist are reviewed and a specific reserve against amounts due is recorded. As additional information becomes available such specific account reserves are updated. Additionally, a general reserve is applied to the aging categories based on historical collection and write-off experience.

Accounting for Income Taxes — We record a valuation allowance to our deferred tax assets to the amount that is more likely than not to be realized. While we consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we would be able to realize deferred tax assets in the future in excess of the net amount recorded, an adjustment to the deferred tax asset would increase income in the period such determination has been made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged against income in the period such determination was made. A valuation allowance in the amount of $1,933,527 has been recorded against our deferred tax asset at June 30, 2010.

We account for stock-based compensation in accordance with accounting guidance now codified as Financial Accounting Standards Board (FAS) Accounting Standards Codification (ASC) Topic 718, “Compensation-Stock Compensation.” Under the fair value recognition provision of FAS ASC Topic 718, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period of the individual equity. We use the Black-Scholes option-pricing model to estimate the fair value of options. In order to calculate the fair value of the options, assumptions are made for certain components of the model, including risk-free interest rate, volatility, expected dividend yield rate and expected option life. Although we use available resources and information when setting these assumptions, changes to the assumptions could cause significant adjustments to the valuation.

DESCRIPTION OF BUSINESS
OVERVIEW

 Electronic Control Security Inc. (“ECSI” or the “Company” or “we” or “us”) designs, develops, manufactures and markets technology-based integrated security systems. We also provide consulting services consisting of risk assessment and vulnerability studies to ascertain a customer's security requirements in developing a comprehensive risk management and mitigation program, as well as product design and engineering services, and support systems integrators and dealers/installers providing the same services. We market our products domestically and internationally to:

•	national and local government entities including the Department of Defense (DoD) and Department of Energy (DoE);

•	large chemical and petrochemical facilities and major office complexes;
•	energy facilities, including nuclear power stations, power utilities and pipelines; and
•	commercial transportation centers, such as airports and seaports;
•	the maritime community, including large shipping lines and new-built shipyards;
•	border security and border crossing inspection stations; and
•	water and agricultural resources including reservoirs, dams, fish hatcheries and rivers.

We believe we are one of a few comprehensive security solution providers in the industry. We analyze security risks and develop security solutions specifically tailored to mitigate those risks, including designing, engineering and manufacturing individual components of a system as may be necessary to deliver a fully integrated security system that meets the facility requirements. We are frequently engaged by security system integrators, security system dealers/installers, and commercial architects and engineers because we are able to deliver an integrated platform for a fully integrated security solution to support our customers' requirements for the completion of a given project.

We believe we have developed an excellent reputation as a provider of integrated security systems since our inception in 1976 because we:

•	offer a complete range of solutions-driven responses to accommodate our customers' needs,
•	offer technologically superior products,
•	are able to design, engineer and manufacture systems customized to our customers' specific requirements,
•	deliver systems that are easy to operate and maintain while providing superior life cycle cost performance compared to systems offered by our competitors,
•	have established solid credentials in protecting high value targets, and offer our customers what we believe may be the best warranty in the industry.
•	are ISO 9001:2008 registered and will seek to maintain our ISO status

Security Industry Overview

The Security Institute of America estimates that the worldwide market for security products and services in 2011 will exceed $8 billion. The industry encompasses a wide ranging, highly fragmented group of products and service providers which includes entities that market comprehensive security systems and offer security consulting services, dealers/installers, small single product companies, equipment manufacturers, consultants and systems integrators.

We believe the security industry has experienced significant growth over the last decade, both in the total dollar amounts generated from sales and the number of entrants offering security related products, and continues to grow rapidly because:

•	western nations have been the target of high profile terrorist attacks over the last several years that have squarely focused attention on security issues and threat mitigation;
•	perimeter security for airports, maritime, chemical, transportation, energy and pharmaceutical facilities has been mandated by Homeland Security;
•	newer, more effective and efficient security equipment incorporating advancements in security technology is replacing obsolete equipment;

•	advanced electronic communications systems have created a growing need for information technology security to prevent the misuse of proprietary information and other intellectual property; and
•	private industry is operating in more remote geographic locations and higher risk environments.

 Products, Systems and Technologies

The services and technologies required to create a secure environment must address the entire range of security concerns that challenge government and commercial institutions, including the protection of:

•	life;
•	tangible assets, such as buildings, vessels and personal possessions;
•	intangible assets, such as intellectual property, sensitive research and other confidential information; and
•	electronic data and information technology.

Integrated security systems are comprised of one or more subsystems and components that perform a variety of security functions for a facility or group of facilities under the direction of a single command center and communication network. We offer both integrated, turnkey security solutions that incorporate many of our systems, and stand alone systems that comprise an individual technology.

The integrated security systems and/or stand alone products we market include:

•
Computer Based Command, Control and Communications Networks. The command network consists of a central processor, a common database and software that links various subsystems and components, allowing them to communicate with each other, and integrates the subsystems and components into a single system.

•	Intrusion Detection Systems. Fixed location and rapid deployable infrared and fiber optic perimeter intrusion detection systems that detect an intruder passing through the sensors.
•
Video Motion Detection and Assessment Systems. As an adjunct to our perimeter intrusion detection systems, we offer video surveillance equipment using closed circuit television cameras, digital processing and fiber optic links to monitor and assess the nature of an annunciated threat at the control center.

•
Electronic Surveillance System. This system creates a detection and verification band outside and parallel to a secured perimeter and is geared toward high-level security demands such as border control, military bases, airports, power stations, oil and gas storage facilities, nuclear power stations, industrial sites, and prisons.

•
Entry Portal Control (EPC) Integrated Solutions for vehicles and personnel including bollards, lift gates, road blockers, tire shredders, traffic control lighting, signage and those elements for access control to government and commercial sites.

•
Anti-Piracy Technology for vessels at sea, including integrated long-range detection, identification, recording tracking and deterrence systems to identify potential threats to the vessel and provide non-lethal defenses as required.

•
Environmental Monitoring Systems. Our WISE® system  (Water Infrastructure Security Environment) remotely monitors drinking water quality throughout the water distribution system to detect and instantly report the evidence of chemical, or biological contamination.

•
Computer Intrusion Detection Equipment. An information technology security system designed to protect computer local area networks (LANs) from illegal access via the Internet or by persons seeking to breach the LANs hard wiring.

In order to provide clients with the highest quality and most advanced systems, we incorporate technologies and products developed and manufactured by us or that have been licensed from other entities. Frequently, we enter into technology transfer agreements covering the technologies or products to be used so that we can design and execute the best possible security solutions for a client within the confines of their security budget. Products incorporate state-of-the-art components that are configured into flexible systems tailored specifically to meet the needs of risk mitigation in high threat environments.

We believe that the products we offer are qualitatively comparable to or more effective than those offered by our competitors because our products:

•	provide low nuisance and false alarm rates;
•	are reliable in virtually any environmental condition;
•	in many cases can be user specified and adapted to their environment; and
•	are subject to low installation and maintenance costs.

We believe that we have built a solid reputation as a provider of leading-edge, high technology security solutions and services. Our view is shared and supported by the many international government sectors and commercial clients that engage our services and products on a continuing basis.

Consulting Support Services

The consulting support services we provide our dealer/installers and system integrators are an integral part of the security solution. Effective and efficient use of technology can be achieved only if properly utilized. Toward that end, we:

•
assist our customers, if requested, in conducting risk assessment and vulnerability/criticality studies to ascertain their security requirements and develop a comprehensive risk management and mitigation program; and

•	provide security system design support services.

Our support services generally represent the first steps in assisting the dealer/installer or systems integrator to develop a security solution. The risk assessment, threat, vulnerability and criticality analyses the system integrator utilizes allow us to help develop effective responses and programs necessary to address and mitigate the range of threats, and to implement the appropriate solutions.

Our customers benefit from an integrated, interactive process to determine levels of risk. The systems integrator consults with our design staff to determine systems configurations and human operation requirements that will provide the most cost-effective options for mitigating risk. Our security engineers are technically accomplished and fully familiar with the latest trends in planning, programming, and designing systems utilizing standard peripheral components, mini/micro architecture, and “user friendly” software/ firmware applications. Many of our security engineers have the federal government's highest security clearances.

We also provide security system design support services involving the evaluation and specifications of security systems and components that meet a client's operating and budgetary requirements. Typically, these services are provided within the context of a comprehensive security evaluation and implementation program in conjunction with the systems' integrator.

We work closely with the customer and facility owner, architect, engineer, system integrators and/or construction manager to develop and design security monitoring and control systems that afford a normal but secure environment for management, staff and visitors. Our design personnel are expert in their knowledge of the various technologies (mature and emerging) and their application to security challenges, both in the United States and abroad, because they continue to be intimately involved in developing security systems for government facilities in the United States and overseas.

Product Design

We design and develop new products based upon market requirements and as deemed necessary to meet clients' specific needs. We research and assess threat and vulnerability issues and design and engineer our products in-house, with outside consultants as necessary, and in conjunction with joint venture partners to meet the needs of clients based upon the results of such research. We investigate new and emerging technologies that have application in the security industry and seek to license these technologies which we then incorporate into our product line.

Markets for Our Products

We have identified a number of markets for our products and have developed programs to gain access to those target markets. Generally, private industry and government facilities that possess sensitive information, valuable assets or by virtue of the nature of their business may be subject to terrorist threats, recognize the need to implement security measures to protect personnel and property. In many instances, laws have been enacted and mandates decreed for compliance with some minimum-security standards. Airport security is a prime example. We target these entities as well as entities where we can demonstrate the need for security measures.

Primary markets that we target include:

•	the U.S. Government, its agencies and departments, including the Department of Defense and the Department of Energy;
•	large industrial facilities, including pharmaceutical companies and major office complexes;
•	energy facilities, including nuclear power stations, utilities, chemical-petrochemical pipelines;
•	commercial aviation and maritime facilities;
•	rail transportation; and
•	foreign/export opportunities in all of the above-targeted areas.

The U.S. Government, along with many of its agencies and departments, represents a significant market for our products. We actively market our products to the following U.S. Government agencies, all of which have purchased our products in the past and continue to be among our top customers:

•
The U.S. Department of Defense and a number of its subdivisions have been using our products for force and asset protection at numerous military bases and air force installations around the world. Certain of our products have been certified and included as part of the government's tested and approved technologies.

•
The U.S. Department of Energy, in connection with the clean-up and operation of military bases and government-owned nuclear processing facilities, offers an expansive and varied market. We are involved with the supply and support services at nine sites on an ongoing basis.

•
The Department of Transportation includes airports, trucking and distribution centers and marine terminals. Our products and systems directly apply to the security needs of this multi-billion dollar market opportunity.

Our open-ended contract with the General Services Administration (GSA), which has been extended through July 31, 2014, authorizes the U.S. Government and a network of eligible sources to purchase materials and services from us without having to undergo a full competition. In September 2003, we announced the finalization of a 5-year indefinite delivery/indefinite quantity contract for the Integrated Base Defense Security System (IBDSS) with the United States Air Force (USAF) to secure highly strategic military facilities throughout the world. During Fiscal 2008, the Company was awarded a number of orders for Tactical Automated Sensor Systems (TASS). On April 22, 2009, the contract was increased and extended to August 30, 2009.  A task order awarded in August was completed during the second quarter of 2010. The IBDSS program has been  re-bid as “Force Protection Security System (FPS 2 ),”and an award was made during the first quarter of fiscal 2010.  The Company expects to be a technology supplier to the three large system integrators selected for the  FPS 2 program over the next five years.

We also target state and local governments and government authorities and agencies fulfilling the roles described above.

Large Industrial Facilities and Major Office Complexes. These types of facilities, such as pharmaceutical companies, frequently house sensitive data where research and product development occur and are likely to acquire integrated security packages to create a “smart building.” The technologies required to create a smart building in today's environment must address life, safety, power, lighting, information technology protection and other security systems to create a normal yet secure environment for employees, visitors and service personnel.

Energy Facilities, Including Nuclear Power Stations, Utilities, Chemical-Petrochemical Pipeline Facilities. Nuclear power stations and utilities that house sensitive information and dangerous materials represent a large and lucrative market for our products. Chemical-petrochemical, natural gas and pipeline companies, many of which operate in high risk environments and remote geographic locations, invest huge sums in the assets necessary to operate those businesses and adopt appropriate measures to protect their investments through the acquisition of security equipment and systems.

Commercial Aviation and Maritime Transportation. Infrastructure security has been at the forefront of security consciousness for many years. The federal government appropriated significant funds for the acquisition and installation of new, high-technology security systems at these facilities. There are approximately 1,200 facilities in the U.S. that the Federal Aviation Agency has identified and mandated for perimeter and access control security systems upgrade to be completed over the next several years and we will bid to provide products and services for many of these sites.  In addition, we are marketing our advanced Anti-Piracy products directly into the maritime community of private and commercial ship owners and new-built shipyards.

Foreign/Export Opportunities. Government operations and private industries in foreign countries are all subject to the same security issues that challenge similar entities in the United States. We, along with our strategic teaming partners and international sales representatives, continue to seek penetration of these markets.

Marketing

We have developed a multi-tiered marketing plan, allowing us to effectively market products to each of the separate government and industry segments identified as target markets both in the United States and internationally. Our marketing strategy highlights product strengths as they apply to each particular industry.

The primary goals of our marketing strategy are to:

•	broaden the base of potential clients, and
•	demonstrate the efficacy of our products.

We have entered into strategic partnerships, teaming, and representative relationships with major multi-national corporations in each of the industries that comprise our target markets. These companies generally enjoy a strong market presence in their respective industries and we believe that our association with these entities affords the Company and our products added credibility. These entities frequently subcontract our services and purchase our products in connection with larger projects. During Fiscal 2010, we entered into teaming agreements with  El-Go Team of Israel, Balinor International (U.S.A.) and Operational Security, Ltd. (United Kingdom).

During fiscal 2010, the Company submitted proposals on projects for Department of Defense facilities and certain nuclear power stations in the United States and southeast Asia valued at approximately $13,650,000.  A number of these DoD and nuclear projects amounting to $2.2 million was awarded and partially shipped during the fourth quarter of fiscal 2010. Most of these proposals are still pending and awaiting approval, funding and award.  We anticipate decisions relating to these remaining proposals within the first half of fiscal 2011 with deliveries scheduled through the last six months of fiscal 2011 and the first half of fiscal 2012.

Members of our management team have many years of experience in the security industry. Each member is assigned a corporate account and thereby establishes relationships with government and commercial organizations in a specific market. We attempt to maintain direct contact with key employees of the major corporate accounts and government agencies encompassing our target markets.

We are projecting our international business to develop through a network of independent sales representatives. Agreements are in place with various entities that allow us to maintain a presence in 21 countries worldwide. These agreements generally extend for a period of two years and provide the dealer/installer with price discounts from current price schedules as an incentive to market our products in their geographic area. We rely on our dealer/installer base to represent our product line throughout the world and to apprise us of potential projects where the products can be incorporated. In addition, we rely on our dealers/installers to introduce our company and products to key government and private enterprise personnel in their respective geographic regions.

We also market directly to providers of integrated security systems, security systems dealers/installers, systems engineers and other entities that may be contracted for a security system on behalf of a client.

A presence is maintained at the major trade conferences that address our target markets and we advertise in the relevant conference publications.

We employ a variety of pricing strategies for our services. Proposals for consulting services are based on an estimate of hours multiplied by standard rates. Systems integration projects are based on the estimated cost of the components including subcontractors and equipment, plus a profit margin. Pricing for engineering and maintenance services vary widely depending on the scope of the specific project and the length of engagement.

Business Growth Strategy

In order to achieve a sustainable and continuous growth rate, we believe that we must devote additional resources to marketing and product development. Specifically, we have or intend to:

•
Expand our base of dealers/installers/integrators worldwide. This is an effective and cost efficient means of increasing sales. These entities serve as our local agents to market products and provide customer support. Furthermore, these entities are familiar with local laws and frequently have local contacts in government and business at decision-making levels.

•	Expand our global presence. We entered into sales agreements with a number of multi-national companies to represent and support our products in Africa, India, China, and the Middle East.
•
Design and develop new systems. We will continue to develop new security systems to expand our portfolio of proprietary products. We believe that this will help us to open new markets and retain our position as a leading edge provider of technology based security equipment.

•
License new and emerging technologies. We will continue to identify, analyze and acquire new and emerging technologies for application in the security industry. We will seek to acquire technologies that will enhance our existing systems and develop new products.

•	Upgrade existing products. We have and will continue to upgrade existing products by taking advantage of technological advancements to ensure that they remain state-of-the-art.

Customers

We provide products and services to certain customers who maintain their own integration engineering and installation departments. During the past five years we have provided products to approximately 50 nuclear power stations, Department of Energy and other government agencies covering over 220 projects.

Under usual business conditions, given the nature of our customers and products, we receive relatively large orders for products and services from a relatively small number of customers. We are committed to expanding our customer base and, for the fiscal year ended June 30, 2010, there were three customers from which we had significant sales volume.  The Department of Defense accounted for 60 % of net revenues, nuclear power stations, 30%, and Securetech LLC, 10%.   In Fiscal Year 2009, the Department of Defense, Leadcom Integrated Solutions and Securetech LLC accounted for 40% 27% and 10%, respectively, of our net revenues.

Competition

Competition for U.S. government contracts is intense.  We compete against a large number of established multi-national corporations which may have greater resources and financial capabilities than we do.  We also compete against smaller, more specialized companies that concentrate their resources on particular areas.  As a result of the diverse requirements of the U.S. Government and our commercial customers, we frequently collaborate with other companies to compete for large contracts and bid against these team members in other situations.

Competition is intense among a fragmented and wide ranging group of product and service providers, including security equipment manufacturers, providers of integrated security systems, systems integrators, consulting, engineering and design firms and others that provide individual elements of a system. Many of our current and potential competitors possess greater name recognition and financial, technical and marketing resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products than we can. Because of growth in the marketplace, we anticipate increased competition from other sources, ranging from emerging to established companies. We believe that the principal factors affecting competition in the industry include applied technology, product performance, price and customer service. We cannot be certain that we will be able to compete successfully in the future against existing or potential competitors.

We believe we are able to sustain our competitive position in the industry because:

•	our principal officers, security analysts, design personnel and sales persons have an aggregate of over 200 years of experience in the security industry;
•	we have the ability to analyze security risks, design, engineer and manufacture products customized to a client's requirements;
•	our products address a wide range of security requirements;
•	our products are among the most technologically advanced and the highest quality available;
•	our products are flexible in that many of them can be configured and customized to meet a client's specific needs and can be integrated in new or existing security systems;
•	our products are reliable, and relatively easy and inexpensive to install and maintain; and
•
we have been successful in teaming with large multinational companies to market and incorporate our products into their product offerings, thereby contributing to the credibility and efficacy of our products.

Manufacturing

We maintain manufacturing operations at our facility in New Jersey.  Activities include the procurement of materials, product assembly and component integration, product assurance, quality control and final testing.

We purchase the individual components that comprise our products or subcontract the manufacture of specific subsystems to third parties. We believe that we are not overly dependent on any one supplier for the components of our products. In the event of any disruption in supply or discontinuation of production by any of our present suppliers, we believe that the components used in our products are available from numerous sources at competitive prices. Various aspects of the software programming required in connection with our computer products are designed and written by in-house personnel or are subcontracted to third parties.

We have not entered into any long-term contracts for the purchase of components but rather rely on rolling forecasts to determine the number of units we will sell and the components required. We maintain an inventory of certain long-lead items required in the manufacture of our products, as reflected in our balance sheet. To date, we have been able to obtain supplies of these components and we believe that adequate quantities are available to meet our needs.

To date, compliance with environmental laws has not impacted our manufacturing or other operations, although there can be no assurance that this will continue to be the case.

Intellectual Property and Other Proprietary Rights

Proprietary protection for our technological expertise, products and product candidates are important to our business. Currently, we rely upon trade secrets, application experience and continuing technological innovation to develop and maintain our competitive position. We also rely on a combination of trade secret protection and non-disclosure agreements to establish and protect our proprietary rights.

Our success is dependent to a great extent on our proprietary knowledge, innovative skills, technical expertise and marketing ability. Our intention is not to rely primarily on patents or other intellectual property rights to protect or establish our market position.

We obtained trademarks in the United States, South Korea, United Kingdom and Saudi Arabia for “FOIDS®” (Fiber Optic Intelligent Detection System); “IPID®” (Infrared Perimeter Intrusion Detection); “RDIDS®” (Rapid Deployment Intrusion Detection System); “IDMS®” (Intrusion Detection & Monitoring System); “LanDataSecure®” (LAN and WAN Security Monitoring); “WISE®” (Water Infrastructure Sensing Equipment), “Vacusonic®” (a water purification process), and “Gamma Shark®” (a water radiation detection system).   We have also filed for trademarks in other countries.

We require all employees, consultants and contractors to execute non-disclosure agreements as a condition of employment with or engagement by the Company. We cannot be certain, however, that we can limit unauthorized or wrongful disclosures of unpatented trade secret information.

Although we continue to implement protective measures and intend to defend our proprietary rights, policing unauthorized use of our technology or products is difficult and we cannot be certain that these measures will be effective or successful.

Research and Development

The forces that drive the design and development of new products include the need to meet new security threats, incorporate newly developed technologies and satisfy a client's unique security requirements. We research and assess threat and vulnerability issues at selected facilities within our target markets and design and engineer products in-house with outside consultants as necessary and in conjunction with joint venture partners to meet the needs of clients based upon the results of such research. We investigate new and emerging technologies in the security industry and seek to license certain technologies which we then incorporate into our products.

During the years ended June 30, 2010 and 2009, we expended $129,358 and $161,336, respectively, on research and development activities.

Product Warranty

IPID® sensors are warranted for ten (10) years, under normal use, against defects in workmanship and material from date of installation of the system on the customer's premises. All other components are warranted to the extent of the warranty given by the actual manufacturer.  FOIDS® processors are warranted for a ten (10) year period. For the years ended June 30, 2010 and 2009, net expenses attributable to warranties were well below the amounts accrued.

Technology Licensing Arrangements

As we endeavor to design and manufacture the most effective and efficient technology based security solutions, we review and investigate new and emerging technologies that have application in the security industry. Frequently, we seek to incorporate these technologies into our systems. We are party to agreements to use certain proprietary IT and security systems including Meridian Technologies Inc. (for fiber optic networking affording video voice and data over single fiber), El-Go Team (for bollards, barriers, lift gates, tire shredders, traffic lights and signage), You Tech (for day/night pan/tilt/zoom long range infrared/laser illumination with video motion detection capability from two to 20 kilometers), a magnetic fence and/or in-ground sensor system, and Vindicator/Honeywell for data acquisition .

Employees

As of June 27, 2011, we employed 21 individuals on a full-time basis including four design and engineering staff, seven manufacturing and assembly employees, three marketing employees, three project managers, one program manager and three administrative employees. A number of employees serve in multiple capacities. For example, Arthur Barchenko serves as our President but is also an integral member of our marketing team. Our manufacturing staff may oversee site installation of the products.

We have relationships with 13 independent sales representative and/or dealer-installer organizations covering specific regions in the U.S.A., Central America, South America, United Kingdom, Africa, the Middle East, and Southeast Asia.

Based on our teaming agreements with large system integrators, we are able to address large projects by  utilizing the technical expertise of these teaming partners in support our factory engineering and/or in-field personnel requirements on any given project.

None of our employees are covered by a collective bargaining agreement or represented by a labor union. We consider our relationship with our employees to be satisfactory.

DESCRIPTION OF PROPERTY

Our corporate headquarters are located at 790 Bloomfield Avenue, Clifton, New Jersey where we lease approximately 12,200 square feet of space divided among administrative (2,600 square feet) and manufacturing (9,600 square feet) space. We have renewed our lease for this space through April 30, 2018 at a rent of $7,098 per month with an option to renew through April 30, 2028.

LEGAL PROCEEDINGS

On March 8, 2010, we filed suit in United States Federal Court and The Hague, Netherlands, against a representative/dealer-installer for infringement on our IPID® trademark and patented technology for a project in South Korea.  We are seeking damages in excess of $150,000.

MANAGEMENT

Executive Officers, Directors and Key Employees

The names, ages and positions of our executive officers, directors and key employees are as follows:

Name	Age	Position
Arthur Barchenko	77	President, Chief Executive Officer and Director

Natalie Barchenko	76	Treasurer, Secretary and Director

Ronald Thomas	66	President, SEM Consultants and Director

Gordon E. Fornell	73	Director

Edward Snow	72	Director

Stephen Rossetti	61	Director

Norman J. Barta	53	Director

Phillip Bower	65	President, ECSI International, Inc.

 The business experience, principal occupations and employment, as well as the periods of service, of each of the Company’s directors during at least the last five years are set forth below.

Arthur Barchenko has been our President since December 1976.  Mr. Barchenko also participates in the management of our subsidiaries.  From June 1952 to May 1972, he held various sales and marketing positions at Lightolier, Inc., a manufacturer of lighting fixtures, and served both as its vice president of sales where he was responsible for a sales and support staff of approximately 200 persons, and as a member of the board of directors and a member of the executive committee.  Prior to organizing Electronic Control Security Inc., Mr. Barchenko co-founded and directed the operations of Bajer Industries, a lighting manufacturing company that was subsequently sold to the Charter Group.  Mr. Barchenko is active with American Defense Preparedness Association, and the American Society of Industrial Security.  He also served on the RTCA Special Committee 183 for the upgrade of the Federal Aviation Regulation 107.14, focusing on access control in civil aviation facilities.  Presently, he serves on  the RTCA Special Commission 207, addressing FAA regulations that include access control and perimeter intrusion devices.  Mr. Barchenko is married to Natalie Barchenko, a director and Secretary and Treasurer of ECSI. Mr. Barchenko brings to our Board significant experience in the security industry a deep knowledge of our business and our customers, and contributes a perspective based on his years in leading the company.

Natalie Barchenko has been a Director and the Secretary and Treasurer of ECSI since 2001. Over the last twelve years, she has been actively responsible for the day to day operations of the Company in the areas of human resources, order entry, invoicing, advertising and sales materials.  Natalie is a member of the Sarbanes Oxley 404 Audit Committee.  She is married to Arthur Barchenko, a director and the President and CEO of ECSI. Ms. Barchenko brings to our Board significant experience in the operational side of the business.

Ronald Thomas is President of SEM Consultants III, a subsidiary of the Company, and a Director of the Company, and has over 25 years of experience in engineering, management and marketing in the electronic security industry.  Mr. Thomas joined the Company in April 2007.  He has held executive positions including President and CEO of Securacom, Incorporated, a security systems integrator that specialized in the design and implementation of medium to large-scale projects for businesses and government; Executive Vice President of SenTech, Inc. a company that provided business software to the security, fire and life safety industry; and Vice President of Technology and Integrated Systems for ADT Security Systems. Mr. Thomas has a Master of Science, Electrical Engineering from Polytechnic University in Brooklyn, NY and a Bachelor of Engineering, Electrical from City College/CUNY in New York City. He is a member and past chairman of the American Society for Industrial Security, Council on Physical Security and a member of several professional organizations including the Institute of Electrical and Electronic Engineers, the National Society of Professional Engineers, and the National Fire Protection Association. Mr. Thomas has published numerous articles in various trade journals on integrated security systems and is a frequent speaker at industry workshops and seminars.  He has served on the faculty of the U.S. General Services Administration, Federal Protective Service, and Physical Security Academy. Mr. Thomas’ background and executive experience provides the Board with a business perspective and insight that is beneficial to our Company, especially when establishing relationships and negotiating agreements with the larger contractors.

Phillip Bower is President of ECSI International, Inc., a subsidiary of the Company, and a Director of the Company.  He brings decades of experience in business development, iperations, establishment of overseas operations and workforce management and supervision.  In 14 years with L3 and Titan, he was consistently promoted and recognized for abilities in revenue generation and strategic planning.  His experience ranged through the full life cycle of business development from opportunity identification and qualification, capture, proposal development, SOWs, basis of estimate development, cost analysis and pricing preparation.  This, combined with knowedge of market making, sales and operations leadership, serves to qualify him to lead ECSI International to greater profitability and success.  Mr. Bower joined the Company in April, 2011.

Lieutenant General Gordon E. Fornell, USAF (Ret.) was appointed to our Board on June 9, 2008.  He served in senior acquisition leadership positions in AF Systems Command and AF Materiel Command, the first as Commander, Armament Division at Eglin AFB, FL, from 1985-1987; and the second as Commander, Electronic Systems Center at Hanscom AFB, MA from 1988 to 1993.  He served two Secretaries of Defense, Caspar W. Weinberger and Frank C. Carlucci, as their Senior Military Assistant.  Relationships with nations around the world were established covering the full spectrum of national priorities.  General Fornell retired from active duty in the US Air Force in 1993 and has been a private consultant in the field of security technology and its applications since retiring.  He is a member of the Defense Support Initiative of the Okaloosa County Economic Development Council, President of the Air Force Armament Museum Foundation, and member of the Mid Bay Bridge Authority. Lieutenant General Fornell’s background provides the Board with the experience needed in working with governmental agencies.

Edward Snow has been a director of ECSI since June 2000 and a member of the Audit Committee since 2002.  From October 1996 to October 1999, he was a co-owner and operator of Phoenix Fiber Optics Inc., a manufacturer and marketer of fiber optic products.  From October 1999 to October 2000, he had served as the Assistant to the President of Space America Corp.  Since 1996, he has been a private consultant to the government and industry. Mr. Snow’s experience in managing and overseeing a diversified business practice equips him with the skill set needed by our Board.

Stephen Rossetti joined the Board in October 2004. Mr. Rossetti currently serves as the President  of Zegato Solutions, Inc. and Markquest, Inc., positions he has held since 2003 and 2001, respectively.  Zegato is an information technology company based in Lanham, Maryland that engages in software development and systems integration services for the U.S. Government.  Markquest is a consulting and lobbying organization.  He is also the chairman and chief executive officer of Government Internet Systems and is a corporate advisor of NOW Solutions, Inc., both subsidiaries of Vertical Computer Systems, Inc., a multinational provider of Web services, underpinning Web technologies, and administrative software services.  From August 2003 to January 2004, he served as president of Applied DNA Sciences, Inc., a provider of DNA-embedded security solutions that protect corporate and government intellectual property from counterfeiting and fraud.  Mr. Rossetti served in the Office of the Secretary of Defense from August 2003 to January 2004 and from 1987 to 1996 served on the Professional Staff of the Armed Services Committee, U.S. House of Representatives where he had an established reputation as a strident government reform advocate.  From November 1998 through January 2001, Mr. Rossetti worked for the United States Department of Defense as the Director of Defense Integrated Travel.  As director of the Readiness Subcommittee staff, he was responsible for the oversight of the Department of Defense infrastructure and combat readiness, including special operations forces, National Guard and Reserve preparedness, chemical and biological weapons preparedness and response, and missions other than war such as counter-drug and counter-terror. Mr. Rosetti’s background with corporate entities which deal with the federal government adds to the Board’s experience.

Norman J. Barta currently serves as president of a marketing and sales organization that is teamed with the Company in developing and marketing our anti-piracy technology (APT).  He is President and CEO of Balinor International, LLC, a global technology marketing company with offices in the United States and Greece and affiliates throughout the United States, Europe and Africa focused on leading-edge innovations that present new frontiers in their respective technology domains.  Formerly, Mr. Barta was President and CEO and served on the board of Nephros, Inc., a medical products company developing and marketing high-performance products related to end-stage renal disease therapy and water ultra-filtration.  Mr. Barta was instrumental in transitioning the corporation from an innovative, privately-held startup to a publicly traded research, development, marketing and sales organization, including new product creation and development, domestic and international business negotiation for product licensing and distribution, financing the corporation, maintaining long-term relationships with the investor and investment banking communities, and developing vital legislative support for the company’s products and research.  Mr. Barta has additional experience in operations research, large systems development, accounting and financial management and planning.  Mr. Barta has a B.S. degree in mathematics and economics from Carnegie-Mellon University and an MBA from the University of Chicago. Mr.  Barta brings to our Board significant experience in marketing and new product application capability.

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board.

Arthur Barchenko and Natalie Barchenko are married. Otherwise, there are no family relationships among our directors and executive officers. No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it. No director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding. No director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities. No director or officer has been found by a court to have violated a federal or state securities or commodities law.

None of our directors or executive officers or their respective immediate family members or affiliates is indebted to us. As of the date of this prospectus, there is no material proceeding to which any of our directors, executive officers or affiliates is a party or has a material interest adverse to us.

EXECUTIVE COMPENSATION

 The following table sets forth all compensation for the last three fiscal years awarded to, earned by, or paid to our Chief Executive Officer and our Vice President, Program Management, who were the only executive officers serving as such at the end of 2010 whose total compensation exceeded $100,000 for the year ended June 30, 2010.

SUMMARY COMPENSATION TABLE

							All Other
		Salary	Bonus	Option Awards			Compensation	Total
Name and Principal Position	Year	($)	($)	($)	(1)		($)	($)
Arthur Barchenko	2010	$150,000			$6,052			$156,052
President and	2009	$150,000	$—	$-	$6,762	(2)	$5,000	$161,762
Chief Executive Officer	2008	$150,000	$—	$-	$19,800	(3)	$5,000	$174,800

Ronald Thomas	2010	$104,000	$25,000		$4,594			$133,594
Vice President	2009	$104,000	$—	$-	$8,216		$-	$112,216
Program Management	2008	$104,000	$—	$-	$19,684		$-	$123,684

(1) Amounts in this column reflect the expense recognized by us for accounting purposes calculated in accordance with Financial Accounting Standards Board (FAS) Accounting Standards Codification (ASC) Topic 718, “Compensation – Stock Compensation.” with respect to employee stock options issued under the Company's 2006 Equity Incentive Plan in 2006 and in previous years. The assumptions used to calculate the fair value of stock option grants under ASC Topic 718, were: expected holding period of four years, risk free interest rate of 3.07%, no dividend yield and volatility of 169.01%.

(2) Includes the expense recognized by us for accounting purposes of options issued under the 2006 Equity Incentive Plan on September 26, 2008 and December 19, 2008.

(3) Includes the expense recognized by us for accounting purposes of options issued under the 2006 Equity Incentive Plan on December 8, 2006.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information concerning each grant of an award made during the fiscal year ended June 30, 2010 to the Named Executive Officer:

GRANTS OF PLAN-BASED AWARDS — YEAR ENDED JUNE 30, 2010

	Grant	Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Award
Name	Date	(#)	($/Sh.)

Arthur Barchenko	12/08/2009	50,000	$0.17
Ronald Thomas	12/08/2009	30,000	$0.17
Arthur Barchenko	12/08/2009	20,000	$0.17
Ronald Thomas	12/08/2009	20,000	$0.17

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth information concerning unexercised options and stock that have not vested for the Named Executive Officer that are outstanding as of June 30, 2010.

	Number of Securities	Number of Securities	Option	Option
	Underlying Options	Underlying Options	Exercise Price	Expiration
Name	Exercisable	Unexercisable	($)	Date

Arthur Barchenko
	100,000		0.75	12/8/2011
	10,000		0.75	2/26/2013
	20,000		0.22	9/26/2013
	20,000		0.07	12/18/2013
	50,000	12,500	1.00	1/2/2014
	50,000	5,000	0.17	12/8/2014
	20,000		0.17	12/8/2014
	125,000		1.20	1/21/2015
	30,000		0.22	9/26/2018
Ronald Thomas
	20,000		0.22	9/26/2013
	100,000	12,500	0.75	1/1/2017
	10,000		0.75	2/26/2013
	40,000		0.22	9/26/2018
	20,000		0.07	12/19/2018
	30,000	7,500	0.17	12/8/2019
	20,000	5,000	0.17	12/8/2019

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

The Company does not have a written employment agreement with the Named Executive Officers.

COMPENSATION OF DIRECTORS

Directors receive a $1,000 fee for attendance at Board meetings and $500 for telephonic participation in Board meetings.  Outside directors were reimbursed for out-of-pocket expenses for attendance at such meetings.  It is expected that the Company’s directors will receive an annual award of stock options under the Company’s equity incentive plan.

In addition to cash compensation, we compensate our non-employee directors by the grant of options from our 2006 Equity Incentive Plan.

The following table summarizes data concerning the compensation of our non-employee directors for the fiscal year ended June 30, 2010.

Name	Fees Earned or Paid	Option Awards ($) (1)	Total ($)
Edward Snow	$1,500	$1,838	$3,338
Stephen Rossetti	$1,500	$1,838	$3,338
Gordon Fornell	$1,500	$1,838	$3,338
Norman Barta	$1,500	$1,838	$3,338

(1)  Amounts in this column reflect the expense recognized by us for accounting purposes calculated in accordance with Financial Accounting Standards Board (FAS) Accounting Standards Codification (ASC) Topic 718, “Compensation – Stock Compensation.” with respect to employee stock options issued under the Company's 2006 Equity Incentive Plan in 2006 and in previous years. The assumptions used to calculate the fair value of stock option grants under ASC Topic 718, were: expected holding period of 4 years, risk free interest rate of 3.07%, no dividend yield and volatility of 169.01%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

At June 30, 2010 and 2009, related party debt consisted of $259,778 and $405,760 respectively.  The loans are repayable with interest at rates varying from no interest through 12% interest per annum.  All interest for the fiscal years 2010 and 2009 has been paid and/or accrued.  The Company is not restricted from repaying the principal amount of the loans as long as, at the time of any such repayment, holders of Series B Preferred Stock are entitled to sell their shares under an effective registration statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 27, 2011, certain information with respect to the beneficial ownership of shares of our common stock by: (i) each person known to us to be the beneficial owner of more than 5 percent of our outstanding shares of common stock, (ii) each director and officer of our Company, and (iii) our directors and executive officers as a group.

Name Beneficial Owner (1)	Number of Shares (2)	Percent of Class (2)
Arthur Barchenko (3)	1,700,179	16.4%
Natalie Barchenko (4)	1,819,079	17.6%
Norman J. Barta (5)	40,000
Lt. General Gordon Fornell (6)	70,000	*
Thomas Isdanavich (7)	100,000	*
Eldon Moberg (8)	80,000	*
Robert Oliver (9)	—	—
Stephen Rossetti (10)	102,500	*
Edward Snow (11)	117,500	1.1%
Richard Stern (12)	75,000	*
Ronald Thomas (13)	240,000	2.3%

Directors and officers as a group (11 persons) (14)	4,344,258	41.9%
*	Less than 1%.

(1)	Unless otherwise indicated, the address of each person listed is c/o Electronic Control Security Inc., 790 Bloomfield Avenue, Building C-1, Clifton, New Jersey 07012.

(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting or investment power with respect to securities.  In accordance with SEC rules, shares of Common Stock issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant.  Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Company, each person listed is believed to have sole voting and investment power with respect to all shares of Common Stock beneficially owned by such person.  The figures are based on 10,429,911 shares of Common Stock outstanding as of June 8, 2011.

(3)
Consists of 1,415,179 shares of common stock, including 817,712 shares not registered in Mr. Barchenko's name but over which he has discretionary power and control, and options to purchase 285,000 shares of common stock.

(4)
Consists of 1,634,079 shares of common stock, including 100,000 shares not registered in Ms. Barchenko’s name but over which she has discretionary power and control, and options to purchase 185,000 shares of common stock.

(5)	Consists of 20,000 shares of common stock and options to purchase 20,000 shares of common stock.

(6)	Consists of 10,000 shares of common stock and options to purchase 60,000 shares of common stock.

(7)	Consists of 20,000 shares of common stock and options to purchase 80,000 shares of common stock.

(8)	Consists of 20,000 shares of common stock and options to purchase 60,000 shares of common stock.

(9)	Mr. Oliver joined the Company on August 1, 2010.

(10)	Consists of options to purchase 102,500 shares of common stock.

(11)	Consists of 15,000 shares of common stock and options to purchase 102,500 shares of common stock.

(12)	Consists of 10,000 shares of common stock and options to purchase 65,000 shares of common stock.

(13)	Consists of options to purchase 240,000 shares of common stock.

(14)	See Footnotes 3 through 13.

The following table sets forth, as of the record date, certain information with respect to the beneficial ownership of shares of our Series A Preferred Stock by: (i) each person known to us to be the beneficial owner of more than 5 percent of our outstanding shares of Series A Preferred Stock, (ii) each director and officer of our Company, and (iii) our directors and executive officers as a group.

Name Beneficial Owner (1)	Number of Shares	Percent of Class (2)
Arthur H. & Barbara Lerner	25,000	8.33%
Joseph D. Posillico, Jr.	50,000	16.66%
View Far Management Ltd.	125,000	41.66%
Regency Resources, Inc.	25,000	8.33%
John A. Gentile	25,000	8.33%
Richard Lippe	50,000	16.66%
Arthur Barchenko	0	-0-
Natalie Barchenko	0	-0-
Thomas Isdanavich	0	-0-
Eldon Moberg	0	-0-
Robert Oliver	0	-0-
Stephen Rossetti	0	-0-
Edward Snow	0	-0-
Richard Stern	0	-0-
Ronald Thomas	0	-0-
	300,000	100.00%

(1)
As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to Series A Preferred Stock (i.e., the power to dispose of, or to direct the disposition of, a security). The address of each person is in care of the Company.

(2)	Based on 300,000 shares of Series A Preferred Stock outstanding as of October 12, 2010.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon by our counsel, Aboudi & Brounstein.

EXPERTS

The financial statements for the years ended June 30, 2010 and 2009 included in this prospectus have been audited by Demetrius & Company, L.L.C. independent registered public accounting firm, as set forth in their report contained herein. These financial statements have been included in reliance upon the report of Demetrius & Company, L.L.C., given upon the authority of such firm as experts in accounting and auditing.

 DISCLOSURE OF COMMISSION POSITION OF
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation provides that none of our directors or officers shall be personally liable to the company or any stockholder to the full extent permitted under the corporate laws of the State of New Jersey. Additionally, our By-Laws provide for the indemnification of any of our directors, officers and employees by reason of their serving in such capacity against expenses and liabilities in connection with any proceeding involving him/her by reason of his/her being or having been a corporate agent, other than a proceeding by or in the right of the corporation, if (a) such person acted in good faith and in a manner he/she reasonably believed to be or not opposed to the best interest of the corporation, or (b) in a criminal proceeding, if such person had no reasonable cause to believe that his/her conduct was unlawful. In addition, the company may indemnify a corporate agent against expenses and liabilities in connection with any proceeding by or in right of the corporation if he acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interest of the corporation. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any by-law, agreement, vote of stockholders or otherwise.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the securities we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to that registration statement. A copy of the registration statement may be inspected by anyone without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov.

You may also request a copy of our filings at no cost, by writing or telephoning us at:

Electronic Control Security Inc. 790 Bloomfield Avenue Building C, Suite 1 Clifton, New Jersey 07012 Attention: Arthur Barchenko, President and Chief Executive Officer Telephone: (973) 574-8555

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish to our stockholders annual reports containing audited financial statements and may furnish interim reports as we deem appropriate. You will be able to inspect and copy these reports, proxy statements and other information at the address set forth above.

You should rely only on the information provided in this prospectus, any prospectus supplement or as part of the registration statement filed on Form SB-2 of which this prospectus is a part, as such registration statement is amended and in effect with the SEC. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

INDEX PAGE

PART I — FINANCIAL INFORMATION

Forward Looking Statements

Item 1 - Financial Statements*
Consolidated Balance Sheets March 31, 2011 (Unaudited) and June 30, 2010	53
Unaudited Consolidated Statements of Operations for the nine and three months ended March 31, 2011 and 2010	54
Unaudited Consolidated Statements of Cash Flows for the nine months ended March 31, 2011 and 2010	55
Notes to Consolidated Financial Statements	56

Electronic Control Security Inc.
Consolidated Balance Sheets

	March 31,	June 30,
	2011	2010
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$41,723	$168,465
Accounts receivable, current portion, net of allowance of $25,000	525,971	1,932,910
Inventories	2,136,508	1,875,243
Other current assets	115,363	165,854

Total current assets	2,819,565	4,142,472

Property, equipment and software development costs - net	446,521	142,386
Intangible assets - net	971,368	1,032,469
Goodwill	196,962	196,962
Deferred income taxes	437,350	437,350
Other assets	8,786	8,786
	$4,880,552	$5,960,425

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$1,195,398	$2,442,683
Due to officers and shareholders	89,587	259,778
Current maturities of debt	18,103	43,754
8% Convertible debentures	-	100,000

Total current liabilities	1,303,088	2,846,215
Noncurrent liabilities
Deferred income taxes	43,550	43,550

Total liabilities	1,346,638	2,889,765
Shareholders' equity
Series A Convertible Preferred stock, cumulative, $.01 par value; $2.00 liquidation preference; 5,000,000 shares authorized, 300,000 and 300,000 shares issued and outstanding, respectively	3,000	3,000
Series B 10% Convertible Preferred stock, cumulative, $.001 par value; $1,948 and $1,809 per share liquidation preference; 2,000 shares authorized, 791 shares issued and outstanding, respectively	1	1
Common Stock, $.001 par value; 30,000,000 shares authorized; 10,529,911 and 10,259,259 shares issued; 10,429,911 and 10,159,259 shares outstanding	10,530	10,259
Additional paid-in capital	13,299,109	13,105,624
Accumulated deficit	(9,773,516)	(10,043,014)
Accumulated other comprehensive income	4,790	4,790
Treasury stock, at cost, 100,000 shares	(10,000)	(10,000)

Total shareholders' equity	3,533,914	3,070,660
	$4,880,552	$5,960,425

See Notes to Consolidated Financial Statements.

Electronic Control Security Inc.
Consolidated Statements of Operations

	Nine Months		Three Months
	Ended		Ended
	March 31,		March 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$2,888,625	$2,923,381	1,006,662	$1,287,677
Cost of revenues	1,238,698	1,110,994	521,308	548,662

Gross profit	1,649,927	1,812,387	485,354	739,015

Research and development	97,817	104,752	36,606	24,084
Selling, general and administrative expenses	1,098,224	1,216,745	417,644	470,992
Stock based compensation	31,041	29,031	-	16,657

Income from operations	422,845	461,859	31,104	227,282

Other expenses (income)
Interest expense	44,276	79,393	12,638	25,689
Interest income	(2,068)	(58)	(5)	(58)
Legal settlement	1,000	-	1,000	-

Total other expenses (income)	43,208	79,335	13,633	25,631

Income before income taxes	379,637	382,524	17,471	201,651

Income taxes	-	-	-	-

Income before dividends	379,637	382,524	17,471	201,651

Dividends related to convertible preferred stock	110,139	99,781	37,088	33,600

Net income (loss) attributable to common shareholders	$269,498	$282,743	(19,617)	$168,051

Net income (loss) per share:
Basic	$0.03	$0.03	$(0.00)	$0.02
Diluted	$0.03	$0.03	$(0.00)	$0.02

Weighted average number of common shares and equivalents:
Basic	10,396,572	10,149,259	10,429,911	10,149,259
Diluted	10,660,512	10,471,726	10,429,911	10,351,669

See Notes to Consolidated Financial Statements.

Electronic Control Security Inc.
Consolidated Statements of Cash Flows

	Nine Months
	Ended
	March 31,
	2011	2010
	(Unaudited)	(Unaudited)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income before deemed dividends	$379,637	$382,524
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization	144,481	128,776
Stock based compensation	31,041	29,031
Issuance of shares in repayment of amounts owed	19,076
Increase (decrease) in cash attributable to changes in
Accounts receivable	1,406,939	(199,237)
Inventories	(261,265)	67,339
Other current assets	50,491	(8,567)
Accounts payable and accrued expenses	(1,247,285)	(107,213)

Net cash provided by operating activities	523,115	292,653

Cash flows from investing activities:
Acquisition of property plant and equipment	(387,515)	(12,886)

Net cash used in investing activities	(387,515)	(12,886)

Cash flows from financing activities:
Principal payments on 8% convertible debentures	(100,000)	(162,500)
Payments on debt	(25,651)	(11,598)
Increase (decrease) in loans from officers	(136,691)	(42,428)

Net cash used in financing activities	(262,342)	(216,526)

Net (decrease) increase in cash and cash equivalents	(126,742)	63,241
Cash and cash equivalents at beginning of period	168,465	15,735
Cash and cash equivalents at end of period	$41,723	$78,976

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$44,276	$64,094
Taxes	$-	$-

Supplemental disclosures of noncash financing activities:
Exercise price of stock options paid via reduction in shareholder loans	$33,500

See Notes to Consolidated Financial Statements.

ELECTRONIC CONTROL SECURITY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

The accompanying unaudited consolidated financial statements of Electronic Control Security Inc. and its subsidiaries (collectively "the Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 8.03 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the nine months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ending June 30, 2011.  These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes thereto  included in the Company's Form 10-K for the year ended June 30, 2010, as filed with the Securities and Exchange Commission.

Note 2 - Earnings Per Share

Basic earnings per share is computed based on the weighted-average number of shares of the Company’s common stock outstanding.  Diluted earnings per share is computed based on the weighted-average number of shares of the Company’s common stock, including common stock equivalents outstanding.  Certain common shares consisting of stock options, warrants, convertible debentures and convertible preferred stock that would have an anti-dilutive effect were not included in the diluted earnings per share attributable to common stockholders for the three and nine months ended March 31, 2011 and 2010.

The following is a reconciliation of the denominators of the basic and diluted earnings per share computations:

	Three Months		Nine Months
	Ended Mar. 31,		Ended Mar. 31,
	2011	2010	2011	2010
Denominators:

Weighted-average shares outstanding used to compute basic earnings per share	10,429,911	10,149,259	10,396,572	10,149,259

Effect of dilutive stock options	-	202,410	263,939	322,467

Weighted-average shares outstanding and dilutive securities used to compute dilutive earnings per share	10,429,911	10,351,669	10,660,512	10,471,726

For the nine months ended March 31, 2011, there were outstanding potential common equivalent shares of 4,485,874 compared to 4,323,627 in the same period in 2010 which were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive.  These potential dilutive common equivalent shares may be dilutive to future diluted earnings per share.

Note 3 - Inventories

Inventories consist of the following:

	March	June
	2011	2010

Raw materials	$473,006	$307,935
Work-in-process	315,016	215,188
Finished goods	1,348,486	1,367,120
	$2,136,508	$1,890,243

Note 4 - Due to Officers and Shareholders

In July 2010, a reduction of $33,500 was made to the balance in the loan accounts in lieu of the exercise price on a total of 200,000 shares issued to Officers and Shareholders.

Note 5 - New Authoritative Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the accompanying consolidated financial statements.

Note 6 – Financing Agreements

(i) On February 8, 2011, the Company entered into an equity financing and registration rights agreement (collectively the "Agreements") with Auctus Private Equity Fund, LLC ("Auctus") pursuant to which  Auctus has committed, subject to certain conditions, to purchase up to $10 million of Common Stock over a term of up to five years commencing from the effective date of a Registration Statement.

The Company is not required to sell shares under the Agreements.  The Agreements give the Company the option to sell to Auctus shares of Common Stock at a per share purchase price of equal to 96% of the lowest closing volume weighted average price (VWAP) during the five trading days following the delivery to Auctus of a draw-down notice (the "Notice").  At the Company's option, they may set a floor price under which Auctus may not sell the shares which were the subject of the Notice.  A floor price, if established by the Company, would be applicable only to the shares subject to the particular Drawdown Notice during the pricing period. This may result in a reduction of the amount of funds raised and ultimately delivered to the Company at any Drawdown Closing Date.  The maximum amount of Common Stock that the Company can sell pursuant to any Notice is the greater of: (i) an amount of shares with an aggregate maximum purchase price of $200,000 or (ii) 200% of the average daily volume based on the trailing ten (10) days preceding the Notice date, whichever is of a larger value.

Auctus is not required to purchase the shares, unless the shares which are subject to the Notice have been registered for resale and are freely tradable in accordance with the Federal securities laws, including the Securities Act of 1933, as amended.  The Company is obligated to file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-1 (the “Registration Statement”) within 180 days from the date of the Agreements and to use all commercially reasonable efforts to have such registration statement declared effective by the SEC within 120 days of filing.

(ii) On March 23, 2011, the Company, through its wholly owned subsidiary, ECSI International Inc., entered into an agreement with a northern New Jersey bank (the “Bank”) pursuant to which the Bank agreed to advance to the to the Subsidiary, from time to time and as needed, up to $475,000 for working capital purposes. Interest on outstanding amounts accrues at the Prime Rate plus 0.25% with a floor of 4.5%.

ELECTRONIC CONTROL SECURITY INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
With Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Electronic Control Security Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Electronic Control Security, Inc. and Subsidiaries as of June 30, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Electronic Control Security, Inc. and Subsidiaries as of June 30, 2010 and 2009, and the consolidated results of their operations and cash flows for each of the two years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
September 22, 2010

Electronic Control Security Inc.
Consolidated Balance Sheets

	June 30,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$168,465	$15,735
Accounts receivable, current portion, net of allowance of $25,000 and $100,000, respectively	1,932,910	1,252,255
Inventories	1,875,243	2,145,133
Other current assets	165,854	121,579
Total current assets	4,142,472	3,534,702

Property, equipment and software development costs - net	142,386	212,115
Intangible assets - net	1,032,469	1,115,123
Goodwill	196,962	196,962
Deferred income taxes	437,350	442,450
Other assets	8,786	8,786
	$5,960,425	$5,510,138
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$2,442,683	$1,900,297
Due to officers and shareholders	259,778	-
Current maturities of long-term debt	43,754	65,017
8% Convertible debentures	100,000	452,500
Total current liabilities	2,846,215	2,417,814

Noncurrent liabilities
Due to officers and shareholders	-	405,760
Deferred income taxes	43,550	48,650
Total liabilities	2,889,765	2,872,224

Shareholders' equity
Series A Convertible Preferred stock, cumulative, $.01 par value; $2.00 liquidation preference; 5,000,000 shares authorized, 300,000 and 300,000 shares issued and outstanding, respectively	3,000	3,000
Series B 10% Convertible Preferred stock, cumulative, $.001 par value; $1,809 and $1,522 per share liquidation preference; 2,000 shares authorized, 791 shares issued and outstanding, respectively	1	1
Common Stock, $.001 par value; 30,000,000 shares authorized; 10,259,259 and 10,249,259 shares issued; 10,159,259 and 10,149,259 shares outstanding	10,259	10,249
Additional paid-in capital	13,105,624	12,921,154
Accumulated deficit	(10,043,014)	(10,291,280
Accumulated other comprehensive income	4,790	4,790
Treasury stock, at cost, 100,000 shares	(10,000)	(10,000
Total shareholders' equity	3,070,660	2,637,914
	$5,960,425	$5,510,138
See Notes to Consolidated Financial Statements.

Electronic Control Security Inc.
Consolidated Statements of Operations

	Year
	Ended
	June 30,
	2010	2009

Revenues	$4,513,737	$3,472,696
Cost of revenues	2,012,013	2,508,474

Gross profit	2,501,724	964,222

Research and development	129,358	161,336
Selling, general and administrative expenses	1,771,923	1,318,910
Stock based compensation	45,688	63,279

Income (loss) from operations	554,755	(579,303)

Other expenses
Interest expense	178,925	147,526
Interest income	(661)	-
Legal settlement	(6,367)	(69,696)
Amortization of beneficial conversion feature on convertible debt	-	9,926

Total other expenses	171,897	87,756

Income (loss) before income taxes	382,858	(667,059)

Income taxes	-	-

Income (loss) before dividends	382,858	(667,059)

Dividends related to convertible preferred stock	134,592	121,933

Net income (loss) attributable to common shareholders	$248,266	$(788,992)

Net income (loss) per share:
Basic	$0.02	$(0.08)
Diluted	$0.02	$(0.08)

Weighted average number of common shares and equivalents:
Basic	10,150,437	10,149,259
Diluted	10,512,680	10,149,259

See Notes to Consolidated Financial Statements.

Electronic Control Security Inc.
Consolidated Statements of Cash Flows
	Year
	Ended
	June 30,
	2010	2009
INCREASE IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income (loss) before deemed dividends	$382,858	$(667,059
Adjustments to reconcile income (loss) to net cash provided by operating activities:
Depreciation and amortization	167,597	220,543
Decrease in allowance for doubtful accounts	(75,000)	-
Increase in inventory reserve	15,000
Stock based compensation	49,888	63,279
Amortization of beneficial conversion feature on convertible debt	-	9,926
Increase (decrease) in cash attributable to changes in
Accounts receivable	(605,655)	993,513
Inventories	254,890	7,400
Other current assets	(44,275)	215,882
Other assets	-	634
Accounts payable and accrued expenses	542,386	(775,002
Payroll taxes payable	-	(613

Net cash provided by operating activities	687,689	68,503

Cash flows from investing activities:
Acquisition of property plant and equipment	(15,214)	(7,338

Net cash used in investing activities	(15,214)	(7,338

Cash flows from financing activities:
Principal payments on 8% convertible debentures	(352,500)	(37,500
Payments on long-term debt	(21,263)	(41,974
Increase (decrease) in loans from officers	(145,982)	(38,548

Net cash used in financing activities	(519,745)	(118,022

Net increase (decrease) in cash and cash equivalents	152,730	(56,857

Cash and cash equivalents at beginning of year	15,735	72,592

Cash and cash equivalents at end of year	$168,465	$15,735

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$83,244	$76,763
Taxes	$-	$-
Non cash financing activities
Stock issued for services	$4,200
See Notes to Consolidated Financial Statements.

Electronic Control Security Inc.
Consolidated Statements of Changes in Shareholders Equity

	Series A Convertible		Series B 10% Convertible				Additional		Other
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	Treasury		Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Stock	Total	Income (Loss)

Balances at June 30, 2008	300,000	$3,000	791	$1	10,249,259	$10,249	$12,735,943	$(9,502,288)	$4,790	$(10,000)	$3,241,694	$(852,807)

Dividend on preferred stock							121,933	(121,933)			-

Stock based compensation							63,279				63,279

Net loss								(667,059)			(667,059)	(667,059)

Balances at June 30, 2009	300,000	$3,000	791	$1	10,249,259	$10,249	$12,921,154	$(10,291,280)	$4,790	$(10,000)	$2,637,914	$(667,059)

Dividend on preferred stock							134,592	(134,592)			-

Issuance of stock for services					10,000	10	4,190				4,200

Stock based compensation							45,688				45,688

Net income								382,858			382,858	382,858

Balances at June 30, 2010	300,000	$3,000	791	$1	10,259,259	$10,259	$13,105,624	$(10,043,014)	$4,790	$(10,000)	$3,070,660	$382,858

See Notes to Consolidated Financial Statements.

ELECTRONIC CONTROL SECURITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Nature of Operations

Electronic Control Security, Inc. (the “Company”) is engaged in the design, development, manufacture and marketing of technology-based integrated security solutions.  The Company also performs support services consisting of risk assessment and vulnerability studies to ascertain a customer's security requirements in developing a comprehensive risk management and mitigation program as well as product design and engineering services in support of the systems integrators and dealers/installers providing these services to a client.

The Company’s office and manufacturing facilities are located in Clifton, New Jersey.  Products and services are marketed domestically and internationally to national and local government entities, chemical and petrochemical facilities, energy facilities, commercial transportation centers, border security, and water and agricultural resources.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements include the accounts of the Company, its wholly owned subsidiaries, and its majority owned subsidiary. All significant inter-company accounts and transactions have been eliminated.

Accounts Receivable

Trade accounts receivable are recorded net of an allowance for expected losses.  The allowance is estimated from historical performance and projections of trends.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment and Depreciation

Depreciation is provided for by straight-line and accelerated methods over the estimated useful lives of the assets, which vary from three to ten years.  Cost of repairs and maintenance are charged to operations in the period incurred.

Software Development Costs

Software development costs are expensed as incurred until technological feasibility is established. Software development costs incurred subsequent to establishing technological feasibility are capitalized and amortized. Amortization is provided based on the greater of the ratios that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product, or the straight-line method over the estimated useful life of the product. The estimated useful life for the straight-line method is determined to be 5 years. There were no software development costs for the years ended June 30, 2010 and 2009.

Earnings per Share

Basic earnings per share is computed based on the weighted-average number of  shares  of the Company's common stock outstanding.  Diluted earnings per  share is computed based on the weighted-average number of shares of the Company's common stock, including common stock equivalents outstanding.  Certain common shares consisting of stock options, warrants, convertible debentures and convertible preferred stock that would have an anti-dilutive effect were not included in the diluted earnings per share attributable to common stockholders for the years ended June 30, 2010 and 2009.

The following is a reconciliation of the denominators of the basic and diluted earnings per share computations:

	Year
	Ended June 30 ,
	2010	2009

Denominators:

Weighted-average shares outstanding used to compute basic earnings per share	10,150,437	10,149,259

Effect of dilutive stock options	362,243	—

Weighted-average shares outstanding and dilutive securities used to compute dilutive earnings per share	10,512,680	10,149,259

For the year ended June 30, 2010, there were outstanding potential common equivalent shares of 4,874,354 compared to 4,114,897 for the year ended June 30, 2009, which were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive.  These potential dilutive common equivalent shares may be  dilutive to future diluted earnings per share.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is the local currency. Accordingly, the Company translates all assets and liabilities into U.S. dollars at current rates. Revenues, costs, and expenses are translated at average rates during each reporting period. Gains and losses resulting from the translation of the consolidated financial statements are excluded from results of operations and are reflected as a translation adjustment and a separate component of stockholders' equity.

Gains and losses resulting from foreign currency transactions are recognized in the consolidated statement of operations in the period they occur.

Cash and Cash Equivalents

The Company considers all short-term deposits with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Long-lived assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated  to be generated by those assets are less than the carrying amounts of those assets.

            Revenue Recognition

The Company recognizes product revenue at the time of shipment. Revenues from consulting and design services are recognized at the time the services are rendered.

The Company also provides professional and technical services under a specific contract, based on a time and material plus fixed profit basis. Revenue on this contract is recognized to the extent of costs incurred plus a proportionate amount of profit earned. Contract costs including indirect costs are subject to audit by agencies of the United States Government. Management believes future adjustments, if any, from government cost audits will not have a material effect on the financial statements.

Warranty Reserve

All of the Company’s products carry a warranty and the Company maintains a reserve for warranty work based on historical experience and anticipation of possible warranty work.

Research and Development

Research and development expenditures are expensed as incurred. Research and development costs for the years ended June 30, 2010 and 2009 amounted to $129,358 and $161,336, respectively.

Income Taxes

The Company accounts for income taxes in accordance with accounting guidance now codified as FASB ASC Topic 740, “ Income Taxes,” which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.  Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities.  A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

Effective July 1, 2007, the Company adopted the provisions of FASB ASC 740-10-05, “Accounting for Uncertainties in Income Taxes.”  The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements.  The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2006.

Intangible Assets

The cost of licenses, patents, and trademarks are being amortized on the straight-line method over their useful lives, ranging from 5 to 20 years.

Advertising Costs

Advertising costs are reported in selling, general and administrative expenses, and include advertising, marketing and promotional programs.  These costs are charged to expense in the year in which they are incurred.  The Company did not incur advertising costs for the years ended June 30, 2010 and 2009.

Shipping and Handling

Shipping and handling costs are recorded as costs of revenues and are approximately $12,300 and $37,400 for the years ended June 30, 2010 and 2009, respectively

Stock Based Compensation

The Company accounts for stock-based compensation in accordance with accounting guidance now codified as Financial Accounting Standards Board (FAS) Accounting Standards Codification (ASC) Topic 718, “ Compensation – Stock Compensation .” Under the fair value recognition provision of FASB ASC Topic 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award. The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option pricing model.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments, consisting primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, other current liabilities and convertible debentures, are carried at, or approximate, fair value because of their short-term nature or because they carry market rates of interest.

Recent Pronouncements

In October 2009, the FASB issued new standards for revenue recognition with multiple deliverables. These new standards impact the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. These new standards are effective beginning in the first quarter of fiscal year 2011; however, early adoption is permitted.  Management does not expect these new standards to significantly impact its consolidated financial statements.

In October 2009, the FASB issued new standards for the accounting for certain revenue arrangements that include software elements. These new standards amend the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. These new standards are required to be adopted in the first quarter of fiscal 2011; however, early adoption is permitted.  Management does not expect these new standards to significantly impact its consolidated financial statements.

In January 2010, the FASB issued amended standards that require additional fair value disclosures. These amended standards require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of 2011. Management does not expect these new standards to significantly impact its consolidated financial statements.

Note 3 - Inventories

Inventories at June 30, 2010 and 2009 consist of the following:
	2010	2009
Raw materials	$307,935	$335,418
Work-in-process	215,188	232,426
Finished goods	1,367,120	1,577,289
	$1,890,243	$2,145,133

Note 4 – Property, Equipment and Software Development Costs

Property, equipment and software development costs consist of the following:

	2010	2009
Furniture and fixtures	$70,551	$70,551
Machinery and equipment	881,064	865,850
Improvements	23,008	23,008
Software	106,415	106,415
Software development costs	526,760	526,760
	1,607,798	1,592,584
Less: accumulated depreciation and amortization	1,465,412	1,380,469
	$142,386	$212,115

Depreciation expense was $84,943 and $102,011 for the years ended June 30, 2010 and 2009, respectively.

Note 5 – Intangibles

	June 30, 2010		June 30, 2009
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Amortized intangible assets:
Licenses	$74,000	$67,669	$74,000	$61,933
Patent	852,793	249,982	852,793	203,111
Trademarks	577,263	153,936	577,263	125,073
Other	8,881	8,881	8,881	7,697

	$1,512,937	$480,468	$1,512,937	$397,814

Amortization expense charged to operations was $82,654 and $83,245 for the years ended June 30, 2010 and 2009, respectively.  Future annual amortization expense for the licenses and other intangible assets is expected to be approximately $8,100 for the next year and $75,700 for the patents and trademarks through 2022, their estimated remaining useful lives.

In January 2009, the Company agreed to release the minority shareholders of its Middle East subsidiary of all claims, including amounts receivable from them in the amount of $149,962 in exchange for their shares in the subsidiary. The Company recorded this additional investment in the subsidiary to Goodwill.

Note 6 - Long-Term Debt

In connection with the Clarion acquisition, the Company assumed an existing loan in the amount of $95,300. The loan was payable in 34 monthly installments of $2,750 plus interest at the rate of prime plus 1/2% per annum. The balance was fully satisfied in fiscal 2009.

In fiscal 2008, the Company financed the purchase of equipment from a vendor in the amount of $101,762, evidenced by a note bearing interest at the rate of 8%. As the Company purchases product from the vendor a portion of each invoice will be charged to reduce the note balance. Management expects that the note will be repaid over the next 12 months. Collateral for the note is the underlying equipment. The balance in the note at June 30, 2010 and 2009 was $43,754 and $65,017, respectively.

Note 7 - Convertible Debentures

In January 2006, the Company completed a private placement of $1million in principal amount of its Senior Secured Convertible Debentures ("the Debentures"). At closing, the Company received net proceeds of approximately $831,000 from the proceeds of the Debentures, after the payment of offering related fees and expenses. The Company’s obligations with respect to the Debentures are secured by a lien on all of the assets of the Company, including its intellectual property. The Debentures, which were due on January 9, 2009, were originally convertible at the option of the holder at any time into shares of the Company's common stock, par value $0.001 per share (the “Common Stock”) at a conversion price of $1.15 per share at issuance, subject to certain adjustments. Interest is payable on a quarterly basis at a rate equal to the greater of 8% per annum or the prime rate for the applicable interest period plus 2.5%. At the option of the Company, interest payments are payable either in cash or in shares of Common Stock (provided there is an effective registration statement at the time of payment), subject to certain conditions. The Company elected to pay the interest in cash.

Investors in the private placement received three-year warrants to purchase up to an aggregate of 434,783 shares of the Company’s Common Stock at a per share exercise price of $2.00 (the "Warrants"). All of the Warrants issued in connection with this offering have since expired unexercised.

In connection with the financing the Company paid to two placement agents, a cash fee in the aggregate amount of $72,500 and also to such persons three-year warrants to purchase an aggregate of 121,739 shares of common Stock at a per share exercise price of $2.00 and otherwise on substantially the same terms as the Warrants issued to the investors, including without limitation, expiration date, potential adjustments and cashless exercise rights.

For financial reporting purposes, the Company recorded a discount of $223,096 to reflect the value of the Warrants and a discount of $193,350 to reflect the value of issuance costs and will be amortizing this amount to the earlier of the date of conversion or maturity. In addition, the Company recorded additional discount on the debentures of $118,748 to reflect the beneficial conversion feature of the debt and is amortizing this amount to the date of maturity.  The amortization of the discounts and beneficial conversion amounted to $45,214 for the year ended June 30, 2009.

In May 2006, in connection with the execution of the factoring agreement the conversion price and exercise price of the Debentures and Warrants were reduced to $0.75

Prior to fiscal 2008, a total of $500,000 in principal was converted into 666,666 shares of the Company’s Common stock and in fiscal 2008 an additional $13,397 in principal was converted into 17,892 shares of the Company's common stock.

The principal owing on the debentures became due as of January 11, 2009 but was not repaid.   The Company has been making payments to the debenture holders pursuant to a monthly payment program based on free cash flow plus 8% interest.  The Company has continued principal payments to the debenture holders proportional to the amount of outstanding for each which amounted to $352,500 in the aggregate for the year ended June 30, 2010, leaving a balance due of $100,000 as of such date.  On July 30, 2010, the remaining principal balance of $100,000 and interest to date were paid in full..

There was a continuing Event of Default under these secured convertible debentures. For the purpose of curing such event, in August - September 2010, the Company offered to the three debenture holders an aggregate of 282,608 shares of its Common Stock in satisfaction thereof. As of the date of the filing of this annual report on Form 10-K, the Company has issued 70,652 shares of Common Stock to one of the debenture holders.

Note 8 - Due to Officers and Shareholders

These amounts represent interest bearing advances and are due on demand.

Note 9 - Income Taxes

The provision for taxes for the year ended June 30, 2010 and 2009 includes the following components:

	2010	2009
Current
Federal	$-	$-
State	-	-
Foreign	-	-
	-	-
Deferred
Federal	-	-
State	-	-
Foreign	-	-
	-	-

	$-	$-

The components of the deferred tax accounts as of June 30, 2010 and 2009 are as follows:

	2010	2009
Deferred tax assets
Net operating loss carryforward	$2,154,357	$2,271,322
Stock based compensation	202,601	184,326
Other	14,000	44,000
	2,370,958	2,499,648
Deferred tax liabilities
Depreciation and amortization	43,631	48,693
Subtotal	2,327,327	2,450,955
Valuation allowance	(1,933,527)	(2,057,155

Net deferred tax assets	$393,800	$393,800

The valuation allowance at June 30, 2008 was $1,810,684.

The reconciliation of estimated income taxes attributed to operations at the statutory tax rates to the reported income tax benefit is as follows:
	2010	2009
Expected federal tax at statutory rate	$90,653	$(253,491)
State taxes, net of federal tax effect	16,006	(44,711)
Foreign rate differential	-	(23)
Non deductible expenses	56,728	69,103
Change in valuation allowance	(176,120)	229,212
Other	12,733	-
	$-	$-

At June 30, 2010 the Company had net operating loss carryforwards for federal and state income tax purposes of $4,472,697 and $4,344,788 respectively, expiring through 2030. The Company has foreign net operating loss carryforwards of $607,170 with no expiration date.

At June 30, 2010 and 2009, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required. The Company does not expect that its unrecognized tax benefits will materially increase within the next twelve months. The Company did not recognize any interest or penalties related to uncertain tax positions at June 30, 2010 and 2009.

The Company files U.S. and state income tax returns in jurisdictions with varying statutes of limitations. The 2006 through 2009 tax years generally remain subject to examination by federal and most state tax authorities.

Note 10 - Shareholders’ Equity

 Series A Convertible Preferred Stock

In January to March 2002, the Company realized gross proceeds of $2,000,000 from the private placement of 40 Units, each Unit consisting of 25,000 shares of Series A Convertible Preferred Stock (“Series A  Preferred”) and 12,500 common stock purchase Warrants. The Series A Preferred provides for an annual dividend of $.20 per share, payable quarterly, (payable in cash or shares of common stock valued at $2.00 per share), when, as and if declared by the Board of Directors. Dividends will be paid on a cumulative basis. Each Series A Preferred share was initially convertible at the option of the holder into one common share, commencing 120 days after closing. The conversion ratio is subject to certain adjustments, as defined and has since been adjusted to .88 Series A Preferred shares for one common share. The Series A Preferred shares have a liquidation preference in the amount of $2.00 per share and the Company may redeem them commencing one year from date of issuance if the common shares have traded at or above $4.00 for a period of twenty consecutive trading days.  All of the Warrants issued in connection with this offering have since expired unexercised.

As of June 30, 2009, 700,000 shares of Series A Preferred were converted into a like amount of common stock.

Cumulative but undeclared dividends at June 30, 2010 total approximately $300,000.

Series B Convertible Preferred Stock

On June 30, 2004, the Company completed a private placement of 2,000 shares of its 10% Series B Convertible Preferred Stock (“Series B  Preferred”) and warrants to purchase up to 2,000,000 shares of common stock for an aggregate purchase price of $2,000,000. The Preferred Stock provides for a dividend at the rate of 10% per annum, payable quarterly, (payable in cash or   by adding the dollar amount of such dividends to the Stated Value), dividends will be paid on a cumulative basis.  The preferred shares have a liquidation preference in the amount of $1,000 per share and have preference to any payments to the Preferred A shareholders. Each preferred share is convertible at the option of the holder into 1,000 shares of common stock. The conversion price is subject to anti-dilution adjustments, including, among other things, in the event that the Company sells common stock during the next three years for a price of less than one dollar per share.   The Company may require the conversion of all (but not less than all) of the then outstanding shares of Series B Preferred Stock, if at any time the volume weighted average trading price per share of common stock for each of 20 consecutive trading days prior to a conversion notice is greater than $2.50 (subject to adjustment), and the daily trading volume of the common stock is at least 100,000 shares. In addition all shares of common stock underlying the Series B Preferred Stock must be covered by an effective registration statement.

The Warrants are exercisable for a period of four years from the date of issuance at an exercise price per share of $1.00 per share and have similar anti-dilution privileges as the Series B Preferred Stock.

In May 2006, in connection with the reset of the conversion and exercise price of the Debentures and Warrants discussed in Note 8 above, the conversion and exercise prices of the Series B Preferred and the accompanying warrants were reduced to $.75. All of the Warrants issued in connection with this offering have since expired unexercised.

Stock Option Plans

Incentive Stock Option Plan

In 1986, the Company adopted an Incentive Stock Option Plan, which was renewed in 1996 for a second ten-year term. The Company initially had reserved 1,000,000 shares of common stock for issuance under the Incentive Stock Option Plan, which was increased to 2,000,000 shares upon the approval of the stockholders at the 2005 annual meeting. The board of directors administers the Incentive Stock Option Plan but may delegate such administration to a committee of three persons, one of whom must be a member of the board. The board or the committee has the authority to determine the number of stock options to be granted, when the stock options may be exercised and the exercise price of the stock options, provided that the exercise price may never be less than the fair market value of the shares of the common stock on the date the stock option is granted (110% in the case of any employee who owns more than 10% of the combined voting power or value of all classes of stock). Stock options may be granted for terms not exceeding ten years from the date of the grant, except for stock options granted to any person holding in excess of 5% of our common stock, in which case the stock options may not be granted for a term not to exceed five years from the date of the grant.  The Incentive Stock Option Plan expired in September 2006.

Equity Incentive Plan

In October 2006, the Board adopted the Equity Incentive Plan, which was approved by the shareholders at the annual meeting of shareholders held in December 2006.  The Equity Incentive Plan is intended to succeed the Incentive plan, which expired in September 2006.  2,000,000 shares are reserved for issuance under the Equity Incentive Plan.  The Equity Incentive Plan will be administered by the Board of Directors or, at the discretion of the Board, by a committee consisting of at least two directors. The administrating body, whether it be the Board of Directors or a committee of the type described above, is sometimes referred to as the "Committee." The Committee is authorized from time to time to select and to grant awards under the Equity Incentive Plan to such key employees, non-employee directors, and consultants of the Company and its subsidiaries as the Compensation Committee, in its discretion, selects. The Compensation Committee is authorized to delegate any of its authority under the Equity Incentive Plan (including the authority to grant awards) to such executive officers of the Company as it thinks appropriate and is permitted by Rule 16B-3 of the Exchange Act and Section 162(m) of the Code.  The Equity Incentive Plan allows for the grant of a number of different types of awards, including incentive and non-statutory stock options, stock appreciation rights, restricted stock grants, performance units, cash payments and other stock-based awards.

Non-Statutory Stock Option Plan.

The Company also adopted a Non-Statutory Stock Option Plan and have reserved 250,000 shares of common stock for issuance to directors, employees and non-employees. Stock options granted pursuant to this plan will be non-transferable and expire, if not exercised within five years from the date of the grant. Stock options will be granted in such amounts and at such exercise prices as our board of directors may determine.

Option activity for 2010 and 2009 is summarized as follows:

			Weighted
			Average
			Exercise
		Options	Price

Options outstanding, July 1, 2008		1,124,500	$.88
Granted		460,000	.17
Forfeited		(142,500)	.81

Options outstanding, June 30, 2009		1,442,000	.66

Granted		300,000	$.17
Forfeited		(10,000)	.75

Options outstanding, June 30, 2010		1,732,000	$ . 57

Aggregate intrinsic value		$36,400

Exercisable at June 30, 2010		1,719,500	$ . 57

Shares of common stock available for future grant under the plans	518,000

The aggregate intrinsic value on this table was calculated based on the positive difference between the closing market price of the Company’s common stock and the exercise price of the underlying options. There were no option exercises in fiscal 2010 or 2009.

The following table summarizes information about stock options outstanding at June 30, 2010.

				Options Exercisable
		Weighted Average			Weighted
		Remaining			Average
	Number	Contractual	Exercise	Number	Exercise
Ranges of price	Outstanding	Life	Price	Exercisable	Price

$.07	140,000	7.03	$.07	140,000	$.07
$.17	300,000	7.94	$.17	300,000	$.17
$.22	320,000	6.37	$.22	320,000	$.22
$.30	40,000	1.11	$.30	40,000	$.30
$.75	527,000	4.81	$.75	514,500	$0.75
$1.00-1.07	180,000	4.15	$1.02	180,000	$1.02
$1.20	225,000	4.56	$1.20	225,000	$1.20

$.07-$1.20	1,732,000	5.63	$.57	1,719,500	$.57

The fair value of each option grant is estimate on the date of grant using the Black-Scholes option-pricing model. The Company uses historical data to estimate expected volatility, the period of time that option grants are expected to be outstanding, as well as employee termination behavior. The risk-free rate is based on the U.S. Treasury yield in effect at the time of grant for the estimated life of the option. The following weighted-average assumptions were used to estimate the fair value of options granted during the fiscal years ended June 30, 2010 and 2009, using the Black-Scholes option-pricing:

	2010	2009

Risk free interest rate	3.07%	2.26%
Expected life	5.75	4.63
Expected volatility	169. %	118. %
Dividend yield	0%	0%

Weighted-average grant date fair value per share	$0.16	$0.10

As of June 30, 2010, there was $37,057 of total unrecognized compensation cost related to nonvested options granted. That cost is expected to be recognized over a weighted-average period of 1.5 years.

Note 11 - Concentrations and Economic Dependency

The Company had six customers that accounted for 40%, 15%, 10%, 10%, 5% and 3%, respectively of net revenues for year ended June 30, 2010 and three customers that accounted for 40%, 27% and 10%, respectively, of net revenues for year ended June 30, 2009.  Three customers accounted for 94% of the accounts receivables as of June 30, 2010. At June 30, 2010 approximately 8% of accounts receivable were from foreign customers.   The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash in financial institutions.  At June 30, 2010 and 2009, substantially all of the Company's cash was in two banks.  The amount that is federally insured is subject to FDIC's limit of $250,000 per depositor per insured bank.  Certain noninterest-bearing checking accounts are fully covered by the bank's participation in the FDIC's Transaction Account Guarantee Program  ("TAG Program"), in effect as of December 19, 2008 and through June 30, 2010.  At times, during the years ended  June 30, 2010 and 2009, the Company had balances that exceeded  FDIC limits

Note 12 – Commitments and Contingencies

Lease Agreements

Future minimum annual rental payments required under non-cancelable operating leases for years after June 30, 2010 are as follows:

2011	$69,864
2012	71,262
2013	72,688
2014	74,141
2015	75,624
Thereafter	222,471
$586,050

Rent expense under all operating leases was $81,297 and $108,082 for the years ended June 30, 2010 and 2009, respectively.

License Agreement

The Company has acquired intellectual property, equipment and a tooling license from Mason & Hanger National, Inc. and a patent license from Lucent Technologies, Inc. for the Fiber Optic Intelligence Detection Systems (FOIDS ® ). In conjunction with these two license agreements whereby royalties totaling 5.4% are due on revenues from the Fiber Optic Intelligence Detection System (FOIDS ® ).

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements

 Note 13 – Geographic Data

The Company currently operates in the United States and the Middle East. The following is a summary of local operations by geographic area:

	U.S.	% of total	Middle East	% of total
For the year ended June 30, 2010
Revenue	$4,513,737	100.00%	$—	—
Operating income (loss)	554,893	100.02%	(138)	(.02)%
Identifiable assets	5,675,778	95.22%	284,647	4.78%

For the year ended June 30, 2009
Revenue	$3,472,696	100.00%	$—	—
Operating loss	(535,487)	92.44%	(43,816)	7.56%
Identifiable assets	5,243,791	94.85%	284,647	5.15%

Note 14 – Related Party Transactions

The Company made non-interest bearing advances that are due on demand to a former officer and director of the Company. The balances outstanding at June 30, 2010 and 2009 were $50,250 .

Note 15 – Subsequent Events

Management has evaluated events occurring subsequent to June 30, 2010 through September 21, 2010 to determine if any such events should either be recognized or disclosed.  Except as disclosed in Note 7, there were no other events.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of this Offering are as follows:

Expenses(1)	Amount US ($)
SEC Registration Fee	$116.10
Transfer Agent Fees	$2,000
Accounting Fees and Expenses	$4,000
Legal Fees and Expenses	$10,000
Miscellaneous	$0
Total	$16,1161

(1) All amounts are estimates, other than the SEC's registration fee, and have been rounded to the nearest whole dollar.

We are paying all expenses of the Offering listed above.  No portion of these expenses will be paid by the Selling Stockholders.  The Selling Stockholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the New Jersey Business Corporations Act ("NJBCA"), any corporation in the State of New Jersey has the power to indemnify a corporate agent, including an officer and director, against his expenses and liabilities in connection with any proceeding involving the corporate agent if; (a) such corporate agent acted in good faith and in manner reasonably believed to be in the best interests of the corporation, and (b) with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or plea of nolo contendre or its equivalent, shall not itself create a presumption that such corporate agent did not meet the applicable standards of conduct.

Our Certificate of Incorporation provides that none of our directors or officers shall be personally liable to the company or any stockholder to the full extent permitted under the corporate laws of the State of New Jersey. Additionally, our By-Laws provide for the indemnification of any of our directors, officers and employees by reason of their serving in such capacity against expenses and liabilities in connection with any proceeding involving him/her by reason of his/her being or having been a corporate agent, other than a proceeding by or in the right of the corporation, if (a) such person acted in good faith and in a manner he/she reasonably believed to be or not opposed to the best interest of the corporation, or (b) in a criminal proceeding, if such person had no reasonable cause to believe that his/her conduct was unlawful. In addition, the company may indemnify a corporate agent against expenses and liabilities in connection with any proceeding by or in right of the corporation if he acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interest of the corporation. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any by-law, agreement, vote of stockholders or otherwise. The foregoing provisions of our Certificate of Incorporation may reduce the likelihood of derivative litigation against our directors and officers for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit us and our stockholders.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following is a summary of transactions within the last three years involving sales of our securities that were not registered under the Securities Act:

In September 2010, we issued 70,652 shares of our Common Stock to a former debenture holder in satisfaction of then outstanding events of default under such debenture.

On February 8, 2011, we entered into a Drawdown Equity Financing Agreement with Auctus, pursuant to which we may, from time to time, issue and sell to Auctus up to $10,000,000 of our common stock.

We issued these shares in reliance on the safe harbor provided by Regulation D Rule 506 promulgated under Section 4(2) of the Securities Act of 1933, as amended. These stockholders who received the securities represented that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment. Our management made the determination that the investors in instances where we relied on Regulation D are accredited investors (as defined in Regulation D) based upon our management’s inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

ITEM 16. EXHIBITS

Exhibit Number	Description of Exhibits

Exhibit No.	Description	Location Reference
3.1	Certificate of Incorporation of Electronic Control Security Inc.	1
3.2	Certificate of Amendment to Certificate of Incorporation of Electronic Control Security Inc.	2
3.3	Certificate of Amendment to Certificate of Incorporation	3
3.4	By-Laws of Electronic Control Security Inc.	1
3.5	Certificate of Incorporation of SEM Consultants III, Inc.	1
3.6	By-Laws of SEM Consultants III, Inc.	1
3.7	Certificate of Incorporation of ECSI International, Inc.	1
3.8	By-Laws of ECSI International, Inc.	1
3.9	Certificate of Incorporation of ECSI FOIDS, Inc.	1
3.10	By-Laws of ECSI FOIDS, Inc.	1
3.11	Certificate of Incorporation of ECSI-DSA, Inc.	1
3.12	By-Laws of ECSI-DSA, Inc.	1
3.13	Memorandum of Association of ECSI Security Communications, Inc., a Middle East Corporation	2
3.14	Articles of Association of ECSI Security Communications, Inc., a Middle East Corporation	2
4.1	Form of Common Stock Purchase Warrant issued June 30, 2004	3
4.2	Form of Common Stock Purchase Warrant issued January 13, 2006	4
4.3	Form of Senior Secured Convertible Debenture due January 11, 2009.	4
4.4	Registration Rights Agreement dated as of January 11, 2006, by and among Electronic Control Security Inc. and the investors specified therein.	4

5.1*	Opinion of Aboudi & Brounstein
10.1	Lease Agreement with 580 Brighton Road Associates for space in Clifton, New Jersey.	1
10.2	Securities Purchase Agreement dated June 30, 2004.	3
10.3	Registration Rights Agreement dated June 30, 2004.	3
10.4	Securities Purchase Agreement dated as of January 11, 2006, by and among Electronic Control Security Inc. and the purchasers named therein.	4
10.5	Security Agreement, dated January 11, 2006, by and among Electronic Control Security Inc. and the investors specified therein.	4
10.6	Drawdown Equity Financing Agreement, dated as of February 8, 2011 by and between Electronic Control Security Inc. Inc. and Auctus Private Equity Fund, LLC.	5
10.7	Registration Rights Agreement, dated as of February 8, 2011 by and between Electronic Control Security Inc. Inc. and Auctus Private Equity Fund, LLC.	5
10.8	Business Loan Agreement dated as of March 15, 2011 between ECSI International, Inc. and Atlantic Stewardship Bank	6
10.9	Commercial Security Agreement dated as of March 15, 2011 between ECSI International, Inc. and Atlantic Stewardship Bank	6
14.1	Code of Ethics and Business Conduct	4
23.1	Consent of Auditor
23.2	Consent of counsel (included in Exhibit 5.1)

* * * *
* Filed herewith

1.	Incorporated by reference to such exhibit filed with Electronic Control Security Inc.'s Registration Statement on Form 10-SB filed with the Commission on February 16, 2001.
2.	Incorporated by reference to such exhibit filed with Electronic Control Security Inc.'s Registration Statement on Form SB-2 filed with the Commission on June 6, 2002.
3.	Incorporated by reference to such exhibit filed with Electronic Control Security Inc.'s Current Report on Form 8-K filed with the Commission on July 1, 2004.

4.	Incorporated by reference to such exhibit filed with Electronic Control Security Inc.'s Current Report on Form 8-K filed with the Commission on January 18, 2006
5.	Incorporated by reference to such exhibit filed with Electronic Control Security Inc.'s Quarterly Report on Form 10-Q filed with the Commission on February 10, 2011.
6.	Incorporated by reference to such exhibit filed with Electronic Control Security Inc.'s Quarterly Report on Form 10-Q filed with the Commission on May 3, 2011

ITEM 17. UNDERTAKINGS

(a)   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)   That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Clifton, New Jersey, on the 28th day of June 2011

ELECTRONIC CONTROL SECURITY INC.

/s/ Arthur Barchenko
Name: Arthur Barchenko
Title: President, Chief Executive Officer and Principal Financial and Accounting Officer

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY OR ON BEHALF OF THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

Person	Capacity	Date
/s/ Arthur Barchenko	President, Chief Executive Officer	June 28, 2011
Arthur Barchenko	(and Principal Financial and Accounting Officer) and Director

/s/ Natalie Barchenko	Treasurer and Director	June 28, 2011
Natalie Barchenko

/s/ Stephen Rossetti	Director	June 28, 2011
Stephen Rossetti

/s/ Gordon E. Fornell	Director	June 28, 2011
Gordon E. Fornell

/s/ Ronald Thomas	Director	June 28, 2011
Ronald Thomas

/s/ Norman Barta	Director	June 28, 2011
Norman Barta

/s/ Edward Snow	Director	June 28, 2011
Edward Snow